04032797

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS PORTION OF EXHIBIT 99.3 TO REGISTRATION STATEMENT ON FORM S-1 (NO. 333-116370) IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

JUN 21 2004

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Abington Community Bancorp, Inc.	0001292898
(Exact Name of Registration as Specified in Charter)	(Registrant CIK Number)
Exhibit 99.3 to Registration Statement on Form S-1	333-116370
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

____

(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Jenkintown, Commonwealth of Pennsylvania, on the 21st day of June 2004.

ABINGTON COMMUNITY BANCORP, INC.

By: /s/ Jack J. Sandoski

Jack J. Sandoski
Senior Vice President and
Chief Financial Officer

[TEXT APPEARS HERE]

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1

Abington Bank
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-2

Abington Bank
Key Operating Ratios

Exhibit I-2
Abington Bank
Key Operating Ratios

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003	Year Ended December 31, 2003	2002	2001	2000	1999
			(Dollars in Thousands)				
Selected Operating Ratios(1):							
Average yield on interest-earning assets	4.96%	5.68%	5.26%	6.43%	7.23%	7.59%	7.26%
Average rate on interest-bearing liabilities	2.69	3.10	2.90	3.44	4.37	4.46	4.19
Average interest rate spread(2)	2.27	2.58	2.36	2.99	2.86	3.13	3.07
Net interest margin(2)	2.61	3.02	2.74	3.47	3.46	3.36	3.30
Average interest-earning assets to average interest-bearing liabilities	114.36	116.43	115.11	116.12	116.07	107.35	105.96
Net interest income after provision for loan losses to non-interest expense	126.85	136.16	130.34	155.93	156.56	159.49	158.27
Total non-interest expense to average assets	1.96	2.08	1.97	2.09	2.06	2.10	2.08
Efficiency ratio(3)	68.02	64.14	65.20	56.66	56.44	56.88	57.07
Return on average assets	0.59	0.70	0.66	0.97	0.94	1.04	0.98
Return on average equity	6.64	7.57	7.39	10.21	9.94	11.68	11.20
Average equity to average assets	8.95	9.30	8.94	9.46	9.42	8.86	8.72

	At or For the Three Months Ended March 31, 2004	At or For the Three Months Ended March 31, 2003	At or For the Year Ended December 31, 2003	2002	2001	2000	1999
Asset Quality Ratios(4):							
Non-performing loans as a percent of total loans receivable(5)	0.09%	0.16%	0.12%	0.31%	0.40%	0.23%	0.14%
Non-performing assets as a percent of total assets(5)	0.06	0.11	0.08	0.23	0.30	0.18	0.10
Non-performing assets and troubled debt restructurings as a percent of total assets(5)	0.06	0.11	0.08	0.23	0.30	0.18	0.10
Allowance for loan losses as a percent of non-performing loans	424.58	209.77	315.15	145.04	111.50	175.00	329.10
Net charge-offs to average loans receivable	--	0.18	0.21	0.08	0.12	--	0.01
Capital Ratios(4):							
Tier 1 leverage ratio	9.05%	9.31%	8.88%	9.44%	9.52%	9.41%	9.11%
Tier 1 risk-based capital ratio	15.21	14.92	15.23	14.82	15.37	16.44	15.92
Total risk-based capital ratio	15.63	15.29	15.64	15.36	15.91	16.98	16.51

---

(1) With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and, for the three-month periods ended March 31, 2004 and 2003, are annualized where appropriate.
(2) Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.
(3) The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.
(4) Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.
(5) Non-performing assets consist of non-performing loans and real estate owned. Non-performing loans consist of all non-accruing loans and accruing loans 90 days or more past due.

EXHIBIT I-3

Abington Bank
Investment Portfolio Composition

Exhibit I-3
Abington Bank
Investment Portfolio Composition

	March 31, 2004		December 31, 2003		December 31, 2002		December 31, 2001	
	Amortized Cost	Market Value	Amortized Cost	Market Value	Amortized Cost	Market Value	Amortized Cost	Market Value
	(In Thousands)							
Mortgage-backed securities	$128,050	$128,876	$120,917	$121,104	$49,904	$51,438	$45,350	$45,662
U.S. government and agency Obligations	59,004	59,017	72,988	72,429	35,197	35,721	17,929	18,192
Corporate securities	1,000	1,031	1,501	1,538	2,399	2,411	5,418	5,550
Municipal obligations	180	189	180	189	180	191	180	182
Investment certificates of deposit	1,579	1,579	1,579	1,579	1,777	1,777	2,369	2,369
Mutual funds	3,344	3,269	3,330	3,250	3,270	3,218	3,188	3,130
FHLB stock	9,789	9,789	10,039	10,039	7,033	7,033	5,814	5,814
Other	3	1	3	1	3	1	--	1
Total investment and mortgage-backed securities	$202,949	$203,751	$210,537	$210,129	$99,763	$101,790	$80,248	$80,900

	Amounts at March 31, 2004 Which Mature In							
	One Year or Less	Weighted Average Yield	Over One Year Through Five Years	Weighted Average Yield	Over Five Through Ten Years	Weighted Average Yield	Over Ten Years	Weighted Average Yield
	(Dollars in Thousands)							
Bonds and other debt securities:								
U.S. government and agency obligations	$ 515	6.92%	$45,500	2.60%	$10,989	3.91%	$ 2,000	6.50%
Corporate securities	--	--	1,000	4.19	--	--	--	--
Municipal obligations	--	--	180	3.90	--	--	--	--
Mortgage-backed securities	92	6.62	31,698	3.71	25,279	3.82	70,981	4.79
Investment certificates of deposit	783	4.11	796	3.85	--	--	--	--
Total	$1,390	5.52%	$79,174	3.08%	$36,268	3.85%	$72,981	4.84%

EXHIBIT I-4

Abington Bank
Yields and Costs

Exhibit I-4
Abington Bank
Yields and Costs

	Yield/Rate At March 31, 2004	Three Months Ended March 31, 2004 Average Balance	2004 Interest	2004 Average Yield/Rate	2003 Average Balance	2003 Interest	2003 Average Yield/Rate
				(Dollars in Thousands)			
Interest-earning assets:							
Investment securities	2.65%	$ 80,821	$ 584	2.89%	$ 58,525	$ 426	2.91%
Mortgage-backed securities	4.34	122,948	1,257	4.09	60,995	733	4.81
Loans receivable(1)	5.69	362,902	5,327	5.87	363,399	6,295	6.93
Other interest earning assets	1.23	13,920	37	1.06	51,186	125	0.98
Total interest earning assets	4.86%	580,591	7,205	4.96%	534,105	7,579	5.68%
Cash and non-interest bearing balances		13,292			5,266		
Other non-interest-earning assets		9,485			10,764		
Total assets		$603,368			$550,135		
Interest-bearing liabilities:							
Deposits:							
Savings accounts	0.83%	$ 95,155	185	0.78%	83,647	277	1.32%
Checking accounts	0.12	50,985	15	0.12	44,319	13	0.12
Money market accounts	0.85	17,181	38	0.88	17,468	62	1.42
Certificate accounts	3.08	167,401	1,286	3.07	170,794	1,518	3.56
Total deposits	1.63	330,722	1,524	1.84	316,228	1,870	2.37
FHLB advances	4.46	164,809	1,883	4.57	130,532	1,666	5.11
Other borrowings	0.50	12,139	11	0.36	11,967	17	0.57
Total interest-bearing liabilities	2.44%	507,670	$3,418	2.69%	458,727	$3,553	3.10%
Non-interest-bearing liabilities:							
Non-interest-bearing demand accounts		34,144			33,208		
Real estate tax escrow accounts		2,702			2,722		
Other liabilities		4,850			4,297		
Total liabilities		549,366			498,954		
Retained earnings		54,002			51,181		
Total liabilities and retained earnings		$603,368			$550,135		
Net interest-earning assets		$ 72,921			$ 75,378		
Net interest income; average interest rate spread	2.42%		$3,787	2.27%		$4,026	2.58%
Net interest margin(2)				2.61%			3.02%

(Footnotes on next page)

Exhibit I-4 (continued)
Abington Bank
Yields and Costs

	Year Ended December 31,								
	2003			2002			2001		
	Average Balance	Interest	Average Yield/ Rate(1)	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
	(Dollars in Thousands)								
Interest-earning assets:									
Investment securities	$ 78,351	$2,090	2.67%	$ 46,665	$ 1,955	4.19%	$ 46,500	$ 2,849	6.13%
Mortgage-backed securities	92,108	3,770	4.09	46,249	2,744	5.93	39,739	2,526	6.36
Loans receivable(1)	361,548	23,264	6.43	366,246	26,504	7.30	341,112	26,387	7.74
Other interest-earnings assets	27,566	309	1.12	32,460	424	1.31	18,782	484	2.58
Total interest-earning assets	559,573	29,443	5.26	491,620	31,627	6.48	446,133	32,246	7.23
Cash and non-interest-earnings assets	12,069			4,849			3,293		
Other non-interest earnings assets	11,338			11,149			9,653		
Total assets	$582,980			$507,618			$459,079		
Interest-bearing liabilities:									
Deposits:									
Savings accounts	90,469	881	0.97	75,461	1,269	1.68	59,252	1,407	2.37
Checking accounts	46,433	51	0.11	42,632	58	0.14	35,926	24	0.07
Money market accounts	16,822	187	1.11	14,198	255	1.80	11,353	282	2.48
Certificate accounts	169,058	5,703	3.37	164,089	6,631	4.04	161,612	8,880	5.49
Total deposits	322,782	6,822	2.11	296,380	8,213	2.77	268,143	10,593	3.95
FHLB advances	148,090	7,215	4.87	116,689	6,288	5.39	101,857	5,667	5.56
Other borrowings	15,241	68	0.45	10,304	82	0.80	14,379	532	3.70
Total interest-bearing liabilities	486,113	14,105	2.90	423,373	14,583	3.44	384,379	16,792	4.37
Non-interest-bearing liabilities:									
Non-interest-bearing demand accounts	36,449			28,935			23,758		
Real estate tax escrow accounts	2,093			2,204			2,185		
Other liabilities	6,194			5,073			5,496		
Total liabilities	530,849			459,585			415,818		
Retained earnings	52,131			48,033			43,261		
Total liabilities and retained earnings	$582,980			$507,618			$459,079		
Net interest-earning assets	$ 73,460			$ 68,247			$ 61,754		
Net interest income; average interest rate spread		$15,328	2.35%		$17,044	3.00%		$15,454	2.86%
Net interest margin(2)			2.74%			3.47%			3.46%
Average interest-earning assets to average interest-bearing liabilities			115.11%			116.12%			116.07%

(1) Includes nonaccrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.
(2) Equals net interest income divided by average interest-earning assets.

EXHIBIT I-5

Abington Bank
Interest Rate Risk Analysis

Exhibit I-5
Abington Bank
Interest Rate Risk Analysis

Change in Interest Rates In Basis Points (Rate Shock)	Net Portfolio Value			NPV as % of Portfolio Value of Assets	
	Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in Thousands)				
300bp	$54,360	$(16,102)	(22.85)%	9.19%	(2.06)%
200	61,963	(8,499)	(12.06)	10.26	(0.99)
100	69,531	(931)	(1.32)	11.26	0.01
Static	70,462	--	--	11.25	--
(100)	65,052	(5,410)	(7.68)	10.32	(0.93)

Change in Interest Rates in Basis Points (Rate Shock)	Net Interest Income	$ Change	% Change
	(Dollars in Thousands)		
300bp	$17,369	$1,312	8.17%
200	16,994	937	5.84
100	16,607	550	3.43
Static	16,057	--	--
(100)	15,501	(556)	(3.46)

EXHIBIT I-6

Abington Bank
Fixed Rate and Adjustable Rate Loans

Exhibit I-6
Abington Bank
Fixed Rate and Adjustable Rate Loans

	Fixed-Rate	Floating or Adjustable-Rate	Total
		(In Thousands)	
One- to four-family residential	$223,063	$ 3,620	$226,683
Commercial real estate and multi-family residential	21,290	19,326	40,616
Construction	--	17,769	17,769
Commercial business	116	3,327	3,443
Home equity lines of credit	49	--	49
Consumer	2,762	448	3,210
Total	$247,280	$44,490	$291,770

EXHIBIT I-7

Abington Bank
Loan Portfolio Composition

Exhibit I-7
Abington Bank
Loan Portfolio Composition

	March 31, 2004		December 31, 2003		2002		2001		2000		1999	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
	(Dollars in Thousands)											
Real estate loans:												
One- to four-family residential	$227,028	56.76%	$223,963	55.95%	$247,159	61.57%	$267,044	74.08%	$250,252	76.49%	$228,867	78.84%
Commercial real estate and multi-family residential	60,276	15.07	64,029	16.00	61,247	15.26	46,998	13.10	33,874	10.35	25,877	8.91
Construction	70,368	17.59	66,875	16.71	51,246	12.77	14,715	4.10	17,588	5.38	17,141	5.90
Home equity lines of credit	29,216	7.30	31,185	7.79	25,571	6.37	19,021	5.30	16,101	4.92	13,791	4.75
Total real estate loans	386,888	96.73	386,052	96.45	385,223	95.96	347,778	96.91	317,815	97.14	285,676	98.40
Commercial business loans	9,664	2.42	10,403	2.60	11,353	2.83	8,092	2.25	6,588	2.01	3,220	1.11
Consumer loans	3,425	0.86	3,792	0.95	4,877	1.21	3,013	0.84	2,773	0.85	1,435	0.49
Total consumer loans	13,089	3.27	14,195	3.55	16,230	4.04	11,105	3.09	9,361	2.86	4,655	1.60
Total loans	399,977	100.00%	400,247	100.00%	401,453	100.00%	358,883	100.00%	327,176	100.00%	290,331	100.00%
Less:												
Undisbursed portion of construction loans in process	33,410		32,699		26,725		6,510		9,985		9,579	
Deferred loan fees	1,419		1,472		1,891		1,871		1,805		1,640	
Allowance for loan losses	1,503		1,456		1,813		1,590		1,344		1,346	
Net loans	$363,645		$364,620		$371,024		$348,912		$314,042		$277,766	

EXHIBIT I-8

Abington Bank
Contractual Maturity By Loan Type

Exhibit I-8
Abington Bank
Contractual Maturity By Loan Type

	One- to Four-Family Residential	Commercial Real Estate and Multi-Family Residential	Construction	Commercial Business Loans	Home Equity Lines of Credit	Consumer	Total
				(In Thousands)			
Amounts due after March 31, 2004 in:							
One year or less	$ 345	$19,660	$52,599	$6,221	$29,167	$ 215	$108,207
After one year through two years	703	665	17,769	484	49	654	20,324
After two years through three years	2,319	531	--	338	--	1,018	4,206
After three years through five years	13,242	3,364	--	1,570	--	1,468	19,644
After five years through ten years	22,307	2,773	--	328	--	70	25,478
After ten years through fifteen years	71,044	7,989	--	723	--	--	79,756
After fifteen years	117,068	25,294	--	--	--	--	142,362
Total	$227,028	$60,276	$70,368	$9,664	$29,216	$3,425	$399,977

EXHIBIT I-9

Abington Bank
Loan Originations, Purchases and Sales

Exhibit I-9
Abington Bank
Loan Originations, Purchases and Sales

	Three Months Ended March 31,		Year Ended December 31,		
	2004	2003	2003	2002	2001
			(In Thousands)		
Loan originations:					
One- to four-family residential	$11,527	$20,260	$ 92,143	$ 58,771	$ 64,278
Commercial real estate and multi-family residential	2,345	1,989	14,635	17,448	22,286
Construction	9,999	6,430	42,376	49,623	13,611
Home equity lines of credit	2,745	4,986	14,843	11,189	5,546
Commercial business	864	892	5,700	5,782	3,029
Consumer	227	361	1,081	4,212	1,858
Total loan originations	27,707	34,918	170,778	146,965	110,608
Loans purchased	1,014	638	4,940	17,540	1,320
Loans sold	(325)	(2,280)	(2,614)	(7,343)	(7,351)
Loan principal repayments	(29,396)	(48,424)	(181,746)	(134,618)	(69,143)
Total loans sold and principal repayments	(29,721)	(50,704)	(184,360)	(141,961)	(76,494)
Increase or (decrease) due to other items, net (1)	25	2,026	2,238	(432)	(564)
Net increase (decrease) in loan portfolio	$ (975)	$(13,122)	$ (6,404)	$ 22,112	$ 34,870

---

(1) Other items consist of loans in process, deferred fees and the allowance for loan losses.

EXHIBIT I-10

Abington Bank
Non-Performing Assets

Exhibit I-10
Abington Bank
Non-Performing Assets

	March 31, 2004	December 31, 2003	2002	2001	2000	1999
		(Dollars in Thousands)				
Non-accruing loans:						
One- to four-family residential	$115	$ 99	$671	$ 753	$131	$ --
Commercial real estate and multi-family residential	--	--	--	298	--	--
Construction	--	--	--	--	--	--
Commercial business	--	--	--	--	--	--
Home equity lines of credit	--	--	99	99	--	--
Consumer	16	16	--	--	--	--
Total non-accruing loans	131	115	770	1,150	131	--
Accruing loans 90 days or more past due:						
One- to four-family residential	189	222	424	233	637	365
Multi-family residential and commercial real estate	--	--	--	--	--	--
Construction	--	--	--	--	--	--
Commercial business	--	--	--	--	--	--
Home equity lines of credit	22	109	--	24	--	41
Consumer	12	16	56	19	--	3
Total accruing loans 90 days or more past due	223	347	480	276	637	409
Total non-performing loans(1)	354	462	1,250	1,426	768	409
Real estate owned, net	--	--	--	--	--	--
Total non-performing assets	$354	$462	$1,250	$1,426	$768	$409
Total non-performing loans as a percentage of loans, net	0.10%	0.13%	0.34%	0.41%	0.25%	0.15%
Total non-performing loans as a percentage of total assets	0.06%	0.08%	0.23%	0.30%	0.18%	0.10%
Total non-performing assets as a percentage of total assets	0.06%	0.08%	0.23%	0.30%	0.18%	0.10%

(1) Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

EXHIBIT I-11

Abington Bank
Loan Loss Allowance Activity

Exhibit I-11
Abington Bank
Loan Loss Allowance Activity

	At or For the Three Months Ended March 31,		At or For the Year Ended December 31,				
	2004	2003	2003	2002	2001	2000	1999
	(Dollars in Thousands)						
Total loans outstanding at end of period	$399,977	$386,228	$400,247	$401,453	$358,883	$327,176	$290,331
Average loans outstanding	362,902	363,399	361,548	366,246	341,112	295,404	267,462
Allowance for loan losses, beginning of period	1,456	1,813	1,813	1,590	1,344	1,346	1,330
Provision (recovery) for loan losses	45	125	375	500	628	--	--
Charge-offs:							
One- to four-family residential	--	--	--	--	--	--	--
Commercial real estate and multi-family residential	--	671	671	298	--	--	--
Construction	--	--	--	--	--	--	--
Commercial business	--	--	--	--	413	--	--
Home equity lines of credit	--	--	--	--	--	--	--
Consumer	--	--	89	--	2	2	15
Total charge-offs	--	671	760	298	415	2	15
Recoveries on loans previously charged off	2	--	28	21	33	--	31
Allowance for loan losses, end of period	$ 1,503	$ 1,267	$ 1,456	$ 1,813	$ 1,590	$ 1,344	$ 1,346
Allowance for loan losses as a percent of non-performing loans	424.58%	209.77%	315.15%	145.04%	111.50%	175.00%	329.10%
Ratio of net charge-offs during the period to average loans outstanding during the period	0.00%	0.18%	0.21%	0.08%	0.12%	0.00%	0.01%

EXHIBIT I-12

Abington Bank
Deposit Composition

Exhibit I-12
Abington Bank
Deposit Composition

(Dollars in Thousands)

	Three Months Ended March 31,					
	2004			2003		
	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid
ıvings	$ 95,155	$ 185	0.78%	$ 83,647	$ 277	1.32%
hecking	50,985	15	0.12	44,319	13	0.12
loney market	17,181	38	0.88	17,468	62	1.42
ertificates of deposit	167,401	1,286	3.07	170,794	1,518	3.56
otal interest-bearing deposits	330,722	1,524	1.84	316,228	1,870	2.37
Total deposits	$364,865	$1,524	1.67%	$349,436	$1,870	2.14%

	Year Ended December 31,								
	2003			2002			2001		
	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid
ıvings	$ 90,469	$ 881	0.97%	$ 75,461	$1,269	1.68%	$ 59,252	$ 1,407	2.37%
hecking	46,433	51	0.11	42,632	58	0.14	35,926	24	0.07
loney market	16,822	187	1.11	14,198	255	1.80	11,353	282	2.48
ertificates of deposit	169,058	5,703	3.37	164,089	6,631	4.04	161,612	8,879	5.49
otal interest-bearing deposits	322,782	6,822	2.11	296,380	8,213	2.77	268,143	10,592	3.95
Total deposits	$359,230	$6,822	1.90%	$325,315	$8,213	2.52%	$291,900	$10,592	3.63%

The following table shows our savings flows during the periods indicated.

	Three Months Ended March 31,		Year Ended December 31,		
	2004	2003	2003	2002	2001
			(In Thousands)		
Total deposits	$660,196	$665,394	$3,016,200	$2,482,245	$1,970,798
Total withdrawals	651,415	657,563	3,004,934	2,455,580	1,948,055
Interest credited	1,001	1,374	7,064	8,612	10,733
Total increase (decrease) in deposits	$ 9,782	$ 9,205	$ 18,330	$ 35,277	$ 33,456

EXHIBIT I-13

Abington Bank
Time Deposit Rate/Maturity

Exhibit I-13
Abington Bank
Time Deposit Rate/Maturity

	Balance at March 31, 2004 Maturing in the 12 Months Ending March 31,				
Certificates of Deposit	2005	2006	2007	Thereafter	Total
			(In Thousands)		
Less than 2.00%	$53,068	$ 5,369	$ 40	$ --	$ 58,477
2.00% - 2.99%	7,239	11,349	2,409	1,575	22,572
3.00% - 3.99%	16,087	4,782	6,028	8,374	35,271
4.00% - 4.99%	3,746	419	3,198	8,768	16,131
5.00% - 5.99%	4,303	1,194	3,420	24,370	33,287
6.00% - 6.99%	2,355	956	155	824	4,290
7.00% or more	--	--	--	--	--
Total certificate accounts	$86,798	$24,069	$15,250	$43,911	$170,028

EXHIBIT I-14

Abington Bank
Borrowings Activity

Exhibit I-14
Abington Bank
Borrowings Activity

	At or For the Three Months Ended March 31,		At or For the Year Ended December 31,		
	2004	2003	2003	2002	2001
	(Dollars in Thousands)				
FHLB advances:					
Average balance outstanding	$167,039	$128,589	$148,173	$116,547	$ 98,879
Maximum amount outstanding at any month-end during the period	173,022	132,348	173,732	123,581	110,770
Balance outstanding at end of period	161,595	129,382	173,732	122,761	107,251
Average interest rate during the period	4.368%	4.999%	4.673%	5.142%	5.318%
Weighted average interest rate at end of period	4.458%	5.018%	4.180%	5.049%	5.229%
Other borrowed money:					
Average balance outstanding	$ 11,274	$ 11,960	$ 15,241	$ 10,304	$ 8,243
Maximum amount outstanding at any month-end during the period	14,364	12,095	21,721	14,273	27,783
Balance outstanding at end of period	14,364	11,887	8,681	11,937	9,749
Average interest rate during the period	0.493%	0.715%	0.612%	1.048%	2.948%
Weighted average interest rate at end of period	0.497%	0.727%	0.516%	0.716%	1.197%

EXHIBIT II-1

Description of Office Facilities

Exhibit II-1
Abington Bank
Description of Office Facilities

Description/Address	Leased/Owned	Date of Lease Expiration	Net Book Value of Property	Amount of Deposits
			(In Thousands)	
Main Office 180 Old York Road Jenkintown, PA 19046	Owned	N/A	$1,398	$92,914
Loan Processing Office 179 Washington Lane Jenkintown, PA 19046	Owned	N/A	912	N/A
Glenside Branch 273 Keswick Avenue Glenside, PA 19038	Bldg. Owned Ground Lease	12/31/19	488	76,582
Abington Branch 990 Old York Road Abington, PA 19001	Leased	1/31/19	187	52,369
Willow Grove Branch 275 Moreland Road Willow Grove, PA 19090	Owned	N/A	1,125	63,433
Horsham Branch Rt 611 & County Line Road Horsham, PA 19044	Leased	5/31/08	266	21,789
Huntingdon Valley Branch 667 Welsh Road Huntingdon Valley, PA 19006	Leased	12/31/14	132	16,376
Fort Washington Branch 101 Fort Washington Avenue Fort Washington, PA 19034	Leased	8/15/08	179	20,082
Montgomeryville Branch 521 Stump Road North Wales, PA 19454	Leased	3/31/06	23	16,100
Rydal Park Limited Service Office 1515 The Fairway Rydal, PA 19046	Leased	5/21/08	--	6,167
Centennial Station Limited Service Office 12106-B Centennial Station Warminster, PA 18974	Leased	7/31/05	8	1,302

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1995:	Quarter 1	9.00%	5.88%	6.49%	7.20%
	Quarter 2	9.00%	5.60%	5.65%	6.21%
	Quarter 3	8.75%	5.40%	5.65%	6.17%
	Quarter 4	8.50%	5.10%	5.18%	5.58%
1996:	Quarter 1	8.25%	5.13%	5.41%	6.34%
	Quarter 2	8.25%	5.18%	5.70%	6.73%
	Quarter 3	8.25%	5.14%	5.71%	6.72%
	Quarter 4	8.25%	5.21%	5.51%	6.43%
1997:	Quarter 1	8.50%	5.35%	6.02%	6.92%
	Quarter 2	8.50%	5.25%	5.67%	6.51%
	Quarter 3	8.50%	5.06%	5.47%	6.12%
	Quarter 4	8.50%	5.36%	5.51%	5.75%
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
As of	May 21, 2004	4.00%	1.03%	1.84%	4.76%

(1) End of period data.

Sources: Federal Reserve.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 3, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
GDW	Golden West Fin. Corp. of CA	NYSE	Nationwide	Thrift	86,605	271	12-31	05/59	104.33	15,909
WES	Westcorp of Irvine CA	NYSE	California	Thrift	14,746	18	12-31	05/86	42.60	2,207
NDE	IndyMac Bancorp, Inc. of CA	NYSE	Southern CA	Thrift	14,496	10	12-31	/	31.61	1,826
DSL	Downey Financial Corp. of CA	NYSE	Southern CA,AZ	Thrift	13,525	170	12-31	01/71	50.50	1,412
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	5,173	29	12-31	12/83	40.35	690
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Southern CA	Thrift	3,678	26	03-31	03/96	38.20	635
HTHR	Hawthorne Fin. Corp. of CA	OTC	Southern CA	Thrift	2,745	16	12-31	/	31.77	375
CCBI	Commercial Capital Bcrp of CA	OTC	Southern CA	Thrift	1,960	3	12-31	12/02	16.40	494
QCBC	Quaker City Bancorp, Inc of CA	OTC	Los Angeles CA	Thrift	1,810	24	06-30	12/93	54.67	343
UPFC	United PanAm Fin. Corp of CA	OTC	San Francisco CA	Thrift	1,655	4	12-31	04/98	14.55	235
PROV	Provident Fin. Holdings of CA	OTC	Southern CA	M.B.	1,162 S	12	06-30	06/96	25.00	180
HWFG	Harrington West Fncl Grp of CA	OTC	South CA,KS,AZ	Thrift	1,005	11	12-31	11/02	16.72	88
KFED	K-Fed Bancorp of CA MHC (39.1)	OTC	Southern CA	Thrift	923 P	0	12-31	03/04	12.18	177
FPTB	First PacTrust Bancorp of CA	OTC	Southern CA	Thrift	651	9	12-31	08/02	21.62	104
PPBI	Pacific Premier Bncrp of CA	OTC	Southern CA	Thrift	373	3	12-31	06/97	10.64	56
BYFC	Broadway Financial Corp. of CA	OTC	Los Angeles CA	Thrift	240	4	12-31	01/96	13.10	19
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	OTC	Miami FL	Thrift	7,650	41	09-30	12/85	25.49	763
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	4,750	73	12-31	11/83	15.09	893
FFFL	Fidelity Bankshares, Inc of FL	OTC	Southeast FL	Thrift	3,241	42	12-31	05/01	34.26	516
HARB	Harbor Florida Bancshrs of FL	OTC	EastCentral FL	Thrift	2,541	33	09-30	03/98	26.69	635
FFLC	FFLC Bancorp of Leesburg FL	OTC	Central FL	Thrift	982	14	12-31	01/94	25.44	137
FDT	Federal Trust Corp of FL	AMEX	Northcentral FL	Thrift	483	5	12-31	12/97	8.07	54
FCFL	First Community Bk Corp of FL	OTC	West Central FL	Thrift	206	3	12-31	/	20.00	40
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,PA,NJ,CT,RI	M.B.	43,506 D	522	12-31	08/86	21.06	6,528
NYB	New York Community Bcrp of NY (3)	NYSE	NY,NJ	Thrift	26,496	151	12-31	11/93	22.08	5,981
GPT	GreenPoint Fin. Corp. of NY (3)	NYSE	New York City NY	Thrift	23,843	85	12-31	01/94	38.52	5,074
AF	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	22,651	86	12-31	11/93	36.81	2,880
HCBK	Hudson Cty Bcp MHC of NJ(35.4) (3)	OTC	New Jersey	Thrift	17,919	82	12-31	07/99	34.73	6,585
ICBC	Independence Comm Bnk Cp of NY	OTC	NY,NJ	Thrift	9,975	81	12-31	03/98	36.46	1,996
NWSB	Northwest Bcrp MHC of PA(41.4)	OTC	PA,NY,OH,MD	Thrift	5,777 D	146	06-30	11/94	20.51	983
WYPT	Waypoint Financial Corp of PA	OTC	PA,MD	Thrift	5,330 D	61	12-31	10/00	26.80	894
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Northern NJ	Thrift	4,258	55	12-31	01/03	17.95	1,080
FNFG	First Niagara Fin. Group of NY (3)	OTC	North/Central NY	Thrift	3,590 D	47	12-31	01/03	12.09	1,017
DCOM	Dime Community Bancshars of NY (3)	OTC	New York City NY	Thrift	3,373	20	12-31	06/96	16.94	634
TRST	TrustCo Bank Corp NY of NY	OTC	NY,FL,VT	Thrift	2,901	61	12-31	/	12.45	935
HRBT	Hudson River Bancorp Inc of NY	OTC	Southeast NY	Thrift	2,619	51	03-31	07/98	17.37	527
WSFS	WSFS Financial Corp. of DE (3)	OTC	Wilmington DE,PA	Div.	2,241	21	12-31	11/86	46.64	343
FSLA	First Sentinel Bancorp of NJ	OTC	Eastern NJ	Thrift	2,205 D	23	12-31	04/98	20.87	570
FFIC	Flushing Fin. Corp. of NY (3)	OTC	New York City NY	Thrift	1,995	11	12-31	11/95	17.62	341
KNBT	KNBT Bancorp, Inc. of PA	OTC	Eastern PA	Thrift	1,896 P	40	12-31	11/03	16.62	492
PFSB	PennFed Fin. Services of NJ	OTC	Northern NJ	Thrift	1,816	22	06-30	07/94	29.38	197
OCFC	OceanFirst Fin. Corp of NJ	OTC	Eastern NJ	Thrift	1,768	17	12-31	07/96	22.45	300
PBCP	Provident Bancorp, Inc. of NY	OTC	Southeastern NY	Thrift	1,720 P	20	09-30	01/04	10.34	410
PVSA	Parkvale Financial Corp of PA	OTC	Southwestern PA	Thrift	1,609	39	06-30	07/87	27.60	155
ESBF	ESB Financial Corp. of PA	OTC	Western PA	Thrift	1,366 D	17	12-31	06/90	12.51	135
PRTR	Partners Trust MHC of NY(46.4)	OTC	Central NY	Thrift	1,318	17	12-31	04/02	22.14	315
FMCO	FMS Fin Corp. of Burlington NJ	OTC	Southern NJ	Thrift	1,251	40	12-31	12/88	16.52	107
GAF	GA Financial Corp., Inc. of PA	AMEX	Pittsburgh PA	Thrift	904	12	12-31	03/96	34.95	176
SFFS	Sound Fed Bancorp, Inc. of NY	OTC	NY,CT	Thrift	891	10	03-31	01/03	12.84	169
NEPF	Northeast PA Fin. Corp of PA	OTC	Northeast PA	Thrift	877	16	09-30	04/98	17.80	74
WGBC	Willow Grove Bancorp Inc of PA	OTC	Philadelphia PA	Thrift	848	14	06-30	04/02	15.17	154
CSBK	Clifton Svg Bp MHC of NJ(45.0)	OTC	Northeast NJ	Thrift	749 P	10	03-31	03/04	11.61	354
WSBI	Warwick Community Bncrp of NY (3)	OTC	Southeast NY,NJ	Thrift	747	10	12-31	12/97	30.63	138

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 5, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
BCSB	BCSB Bankcorp MHC of MD (36.4)	OTC	Northeast MD	Thrift	731	16	09-30	07/98	14.85	88
HARL	Harleysville Svgs Fin Cp of PA	OTC	Southeastern PA	Thrift	694	5	09-30	08/87	30.25	69
SYNF	Synergy Financial Group of NJ	OTC	Central NJ	Thrift	652 P	18	12-31	01/04	9.25	115
PBCI	Pamrapo Bancorp, Inc. of NJ	OTC	Northern NJ	Thrift	639	9	12-31	11/89	24.80	123
FSBI	Fidelity Bancorp, Inc. of PA	OTC	Southwestern PA	Thrift	629	13	09-30	06/88	21.00	56
THRD	TF Fin. Corp. of Newtown PA	OTC	PA,NJ	Thrift	607 D	14	12-31	07/94	30.00	88
FKPS	First Keystone Fin., Inc of PA	OTC	Southeastern PA	Thrift	571	7	09-30	01/95	27.00	52
SVBI	Severn Bancorp, Inc. of MD	OTC	Central Maryland	Thrift	540 D	2	12-31	/	29.05	121
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	539	5	03-31	10/94	21.75	50
GAFC	Greater Atlant. Fin Corp of VA	OTC	North. VA,DC,MD	Thrift	529 D	9	09-30	06/99	6.77	20
ONFC	Oneida Fincl MHC of NY (42.2)	OTC	Central NY	Thrift	427	9	12-31	12/98	9.04	67
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	409 D	5	07-31	08/88	9.25	66
WVFC	WVS Financial Corp. of PA	OTC	Pittsburgh PA	Thrift	400	6	06-30	11/93	18.16	45
ALLB	Alliance Bank MHC of PA (20.0)	OTC	Southeastern PA	Thrift	374 D	8	12-31	03/95	29.28	101
PHSB	PHSB Financial Corp. of PA	OTC	Western PA	Thrift	342	10	12-31	12/01	19.00	55
AFBC	Advance Fin. Bancorp of WV	OTC	Northwest WV,OH	Thrift	319	8	06-30	01/97	17.81	25
LARL	Laurel Capital Group Inc of PA	OTC	Southwestern PA	Thrift	303 D	8	06-30	02/87	20.55	40
ESBK	Elmira Svgs Bank, FSB of NY (3)	OTC	NY,PA	Thrift	285 D	6	12-31	03/85	32.06	33
PBHC	Pathfinder BC MHC of NY (36.8) (3)	OTC	Central NY	Thrift	278 D	6	12-31	11/95	15.50	39
GCBC	Green Co Bcrp MHC of NY (43.9)	OTC	Southeast NY	Thrift	275	6	06-30	12/98	30.30	62
ROME	Rome Bncp Inc MHC of NY (38.9) (3)	OTC	Central NY	Thrift	260	4	12-31	10/99	32.01	136
IFSB	Independence FSB of DC	OTC	Washington DC,MD	Thrift	217 S	4	12-31	06/85	20.41	32
ALFC	Atlantic Liberty Fincl of NY	OTC	Brooklyn, NY	Thrift	160	2	03-31	10/02	18.27	29
GOV	Gouverneur Bcp MHC of NY(42.5)	AMEX	Northern NY	Thrift	96	2	09-30	03/99	12.10	28
Mid-West Companies										
CFB	Commercial Federal Corp. of NE	NYSE	CO,NE,IA,KS,OK	M.B.	12,258	191	12-31	12/84	27.02	1,104
FBC	Flagstar Bancorp, Inc. of MI	NYSE	MI,IN	Thrift	12,186	95	12-31	04/97	20.28	1,234
MAFB	MAF Bancorp, Inc. of IL	OTC	Chicago IL	Thrift	8,933 D	41	12-31	01/90	43.12	1,419
CFFN	Capitol Fd Fn MHC of KS (29.2)	OTC	Kansas	Thrift	8,466	35	09-30	04/99	30.29	2,232
FTFC	First Fed. Capital Corp. of WI	OTC	S. WI,MN,IL	Thrift	3,743	87	12-31	11/89	26.52	595
ABCW	Anchor BanCorp Wisconsin of WI	OTC	Wisconsin	M.B.	3,665 D	54	03-31	07/92	26.52	609
BKMU	Bank Mutual Corp of WI	OTC	WI,MN	Thrift	2,868 P	69	12-31	10/03	10.32	813
TONE	TierOne Corp. of Lincoln NE	OTC	NE,IA,KS	Thrift	2,256	58	12-31	10/02	21.64	391
UCFC	United Community Fin. of OH	OTC	Youngstown OH,PA	Thrift	2,083	34	12-31	07/98	12.00	374
FFFC	First Place Fin. Corp. of OH	OTC	Northeast OH	Thrift	1,654	24	06-30	01/99	16.85	223
CITZ	CFS Bancorp, Inc of Munster IN	OTC	IN,IL	Thrift	1,556	19	12-31	07/98	13.07	161
NASB	NASB Fin, Inc. of Grandview MO	OTC	Western MO	Thrift	1,217 D	9	09-30	09/85	36.24	306
CTZN	Citizens First Bancorp of MI	OTC	Southeast MI	Thrift	1,094 D	15	12-31	03/01	22.14	184
CAFI	Camco Fin Corp of Cambridge OH	OTC	Eastern OH,KY	Thrift	1,057	23	12-31	/	14.13	104
FDEF	First Defiance Fin. Corp of OH	OTC	Northwest OH	Thrift	1,037	17	12-31	10/95	24.54	157
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	918	8	12-31	04/98	24.60	113
HMNF	HMN Financial, Inc. of MN	OTC	Southeast MN,IA	Thrift	900	13	12-31	06/94	25.40	114
HFFC	HF Financial Corp. of SD	OTC	SD,MN	Thrift	823	34	06-30	04/92	15.55	55
MFSF	MutualFirst Fin. Inc. of IN	OTC	Eastcentral IN	Thrift	809	17	12-31	12/99	22.50	117
CASH	First Midwest Fin., Inc. of IA	OTC	IA,SD	Thrift	760	16	09-30	09/93	23.50	59
PFSL	Pocahontas Bancorp, Inc. of AR	OTC	Northeast AR	Thrift	746 D	21	09-30	04/98	17.33	79
PVFC	PVF Capital Corp. of Solon OH	OTC	Cleveland OH	R.E.	742	15	06-30	12/92	14.80	95
PCBI	Peoples Community Bcrp. of OH	OTC	Southwest OH	Thrift	739 S	15	09-30	03/00	21.68	55
FFSX	First Federal Bankshares of IA	OTC	IA,NE	Thrift	633	15	06-30	04/99	22.90	87
LNCB	Lincoln Bancorp of IN	OTC	Central IN	Thrift	580	9	12-31	12/98	16.84	74
WFI	Winton Financial Corp. of OH	AMEX	Cincinnati OH	R.E.	557 D	6	09-30	08/88	15.00	69
HFBC	HopFed Bancorp, Inc. of KY	OTC	Southwest KY	Thrift	541	8	12-31	02/98	17.19	62
FFHH	FSF Financial Corp. of MN	OTC	Southern MN	Thrift	516	13	09-30	10/94	34.70	83
PULB	Pulaski Fin Cp of St. Louis MO	OTC	St. Louis MO	Thrift	497	7	09-30	12/98	17.00	93
PFDC	Peoples Bancorp of Auburn IN	OTC	Northeast IN,MI	Thrift	497	15	09-30	07/87	25.60	86
FSFF	First SecurityFed Fin of IL	OTC	Chicago IL,PA	Thrift	494 D	5	12-31	10/97	35.16	142
ASBI	Ameriana Bancorp of IN	OTC	Eastern IN	Thrift	427	9	12-31	03/87	14.81	47
MFBC	MFB Corp. of Mishawaka IN	OTC	Northern IN	Thrift	427	7	09-30	03/94	35.00	47
FFFD	North Central Bancshares of IA	OTC	Central IA	Thrift	424 D	9	12-31	03/96	38.00	60
FCAP	First Capital, Inc. of IN	OTC	Southern IN	Thrift	409 D	12	12-31	01/99	23.50	67

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 5, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
WOFC	Western Ohio Fin. Corp. of OH	OTC	Western OH	Thrift	400 D	7	12-31	07/94	32.76	58
WAYN	Wayne Savings Bancshares of OH	OTC	Central OH	Thrift	372 D	11	03-31	01/03	15.99	62
CFSL	Chesterfield Financial of IL	OTC	Chicago, IL	Thrift	362 D	3	06-30	05/01	27.87	108
CFSB	Citizens First Fin Corp. of IL	OTC	Central IL	Thrift	350 D	5	12-31	05/96	25.00	38
FFBI	First Federal Bancshares of IL	OTC	Westcentrl IL,MO	Thrift	333	8	12-31	09/00	33.41	62
LSBI	LSB Fin. Corp. of Lafayette IN	OTC	Central IN	Thrift	332	5	12-31	02/95	24.30	33
HMLK	Hemlock Fed. Fin. Corp. of IL	OTC	Chicago IL	Thrift	319 D	6	12-31	04/97	29.00	28
SMBC	Southern Missouri Bncrp of MO	OTC	Southeast MO	Thrift	301	8	06-30	04/94	16.00	37
STBI	Sturgis Bancorp, Inc. of MI	OTC	Southcentral MI	Thrift	287 D	11	12-31	11/88	13.05	37
CHEV	Cheviot Fin Cp MHC of OH(45.0)	OTC	Cincinnati, OH	Thrift	282 P	4	12-31	01/04	10.48	104
FFHS	First Franklin Corp. of OH	OTC	Cincinnati OH	Thrift	277	7	12-31	01/88	17.75	29
FBSI	First Bancshares, Inc. of MO	OTC	Southcentral MO	Thrift	274 D	10	06-30	12/93	20.50	34
PFED	Park Bancorp of Chicago IL	OTC	Chicago IL	Thrift	269	3	12-31	08/96	31.11	36
JXSB	Jcksnville Bcp MHC of IL(46.3)	OTC	Central IL	Thrift	265	8	12-31	04/95	14.00	27
UCBC	Union Community Bancorp of IN	OTC	W.Central IN	Thrift	265	6	12-31	12/97	17.75	37
RIVR	River Valley Bancorp of IN	OTC	Southeast IN	Thrift	255 D	5	12-31	12/96	23.01	38
FFBZ	First Federal Bncrp, Inc of OH	OTC	Eastern OH	Thrift	250	6	09-30	07/92	8.69	29
FFWC	FFW Corporation of Wabash IN	OTC	Central IN	Thrift	239	4	06-30	04/93	22.95	30
FBTC	First BancTrust Corp of IL	OTC	Eastcentral IL	Thrift	229	3	12-31	04/01	25.99	32
WEFC	Wells Fin. Corp. of Wells MN	OTC	Southcentral MN	Thrift	227	8	12-31	04/95	26.97	31
HCBB	HCB Bancshares, Inc. of AR	OTC	Southcentral AR	Thrift	225	4	06-30	05/97	18.22	26
NEIB	Northeast Indiana Bncrp of IN	OTC	Northeast IN	Thrift	222	3	12-31	06/95	21.35	32
FBEI	First Bancorp of Indiana of IN	OTC	Evansville IN	Thrift	212 D	7	06-30	04/99	20.35	33
MCBF	Monarch Community Bncrp of MI	OTC	Southcentral MI	Thrift	205	5	12-31	08/02	13.50	32
BRBI	Blue River Bancshares of IN	OTC	Central IN	Thrift	202	4	12-31	06/98	6.05	21
HFFB	Harrodsburg 1st Fin Bcrp of KY	OTC	Central KY	Thrift	179	6	09-30	10/95	20.00	24
FFED	Fidelity Fed. Bancorp of IN	OTC	Southwestern IN	Thrift	175 D	5	12-31	08/87	1.80	17
ASBP	ASB Financial Corp. of OH	OTC	Southern OH	Thrift	160 D	2	06-30	05/95	23.31	39
GTPS	Great American Bancorp of IL	OTC	East Central IL	Thrift	158	3	12-31	06/95	32.00	24
HLFC	Home Loan Financial Corp of OH	OTC	Central OH	Thrift	158	3	06-30	03/98	20.46	35
LOGN	Logansport Fin. Corp. of IN	OTC	Northern IN	Thrift	154	1	12-31	06/95	19.05	17
HCFC	Home City Fin. Corp. of OH	OTC	Southwest OH	Thrift	152 D	2	12-31	12/96	16.50	14
AMFC	AMB Fin. Corp. of Munster IN	OTC	Northwest IN	Thrift	152	3	12-31	04/96	17.00	17
CKFB	CKF Bancorp of Danville KY	OTC	Central KY	Thrift	147	3	12-31	01/95	15.25	22
FKKY	Frankfort First Bancorp of KY	OTC	Frankfort KY	Thrift	139 D	3	06-30	07/95	21.61	27
FFDF	FFD Financial Corp of Dover OH	OTC	Northeast OH	Thrift	138 D	3	06-30	04/96	14.05	17
PSFC	Peoples Sidney Fin. Corp of OH	OTC	WestCentral OH	Thrift	137	4	06-30	04/97	15.77	23
NBSI	North Bancshares of Chicago IL	OTC	Chicago IL	Thrift	134 D	2	12-31	12/93	22.24	25
CIBI	Community Inv. Bncp, Inc of OH	OTC	NorthCentral OH	Thrift	122	3	06-30	02/95	14.87	16
PBNC	PFS Bancorp Inc. of Aurora IN	OTC	Southeastern IN	Thrift	118 D	3	12-31	10/01	19.50	29
SOBI	Sobieski Bancorp of S. Bend IN	OTC	Northern IN	Thrift	111 D	3	06-30	03/95	5.99	4
GCFC	Central Federal Corp. of OH	OTC	Northeast OH	Thrift	107 D	3	12-31	12/98	12.95	26
WCFB	Wbstr Cty Fed MHC of IA (39.0)	OTC	Central IA	Thrift	105	1	12-31	08/94	14.00	53
FNFI	First Niles Fin., Inc. of OH	OTC	Central Ohio	Thrift	99	1	12-31	10/98	18.29	25
HWEN	Home Financial Bancorp of IN	OTC	Central IN	Thrift	61 D	2	06-30	07/96	6.11	8
New England Companies										
PBCT	Peoples Bank MHC of CT (41.6) (3)	OTC	CT	Div.	10,669	155	12-31	07/88	30.90	2,892
NABC	NewAlliance Bancshares of CT	OTC	Connecticut	Thrift	6,280 P	0	12-31	04/04	13.75	1,561
SCFS	Seacoast Fin Serv Corp of MA (3)	OTC	Southeast MA	Thrift	4,453	53	12-31	11/98	33.68	873
BFD	BostonFed Bancorp, Inc. of MA	AMEX	Eastern MA	M.B.	1,668	18	12-31	10/95	30.00	136
BRKL	Brookline Bancorp, Inc. of MA (3)	OTC	Eastern MA	Thrift	1,591	6	12-31	07/02	14.22	838
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,264	14	12-31	06/00	34.75	206
MASB	MassBank Corp. of Reading MA (3)	OTC	Eastern MA	Thrift	1,006	15	12-31	05/86	33.00	146
WRO	Woronoco Bancorp, Inc. of MA	AMEX	Southwest MA	Thrift	825	9	12-31	03/99	30.33	111
WFD	Westfield Finl MHC of MA(46.5) (3)	AMEX	Southwestern MA	Thrift	795 D	10	12-31	12/01	20.00	210
NMIL	Newmil Bancorp, Inc. of CT (3)	OTC	Western CT	Thrift	714	20	12-31	02/86	28.49	120
NHTB	NH Thrift Bancshares of NH	OTC	Central NH	Thrift	560	14	12-31	05/86	30.25	62
NBN	Northeast Bancorp of Auburn ME (3)	AMEX	Eastern ME	Thrift	497 D	12	06-30	08/87	19.45	49
HIFS	Hingham Inst. for Sav. of MA (3)	OTC	Eastern MA	Thrift	489	7	12-31	12/88	40.75	85
CEBK	Central Bncrp of Somerville MA (3)	OTC	Eastern MA	Thrift	478 D	10	03-31	10/86	34.52	57

:P FINANCIAL, LC.
'inancial Services Industry Consultants
.700 North Moore Street, Suite 2210
\rlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 5, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
New England Companies (continued)										
LSBX	LSB Corp of No. Andover MA (3)	OTC	Northeastern MA	Thrift	466 D	6	12-31	05/86	15.17	65
MYST	Mystic Financial, Inc. of MA (3)	OTC	Eastern MA	Thrift	434 D	6	06-30	01/98	28.10	44
MFLR	Mayflower Co-Op. Bank of MA (3)	OTC	Southeastern MA	Thrift	209 D	5	04-30	12/87	15.20	31
FCB	Falmouth Bancorp, Inc. of MA (3)	AMEX	Southeast MA	Thrift	159	3	09-30	03/96	36.39	33
North-West Companies										
WFSL	Washington Federal, Inc. of WA	OTC	WA,OR,AZ,ID,UT	Thrift	7,545 D	118	09-30	11/82	23.02	1,807
STSA	Sterling Financial Corp of WA	OTC	WA,ID,MT,OR	M.B.	6,095	83	12-31	06/83	31.21	704
FMSB	First Mutual Bncshrs Inc of WA (3)	OTC	Western WA	Thrift	909	10	12-31	12/85	23.61	124
HRZB	Horizon Financial Corp. of WA (3)	OTC	Northwest WA	Thrift	859	16	03-31	08/86	19.29	201
RPFG	Ranier Pacific Fin Group of WA	OTC	Western WA	Thrift	782 P	12	12-31	10/03	15.99	135
EVRT	Evertrust Fin. Grp, Inc. of WA (3)	OTC	Northeast WA	Thrift	735 S	15	03-31	10/99	18.61	128
FBNW	FirstBank NW Corp. of WA	OTC	West WA,ID,OR	Thrift	685 D	20	03-31	07/97	25.02	74
HFWA	Heritage Financial Corp of WA	OTC	NW WA	Thrift	651	18	12-31	01/98	18.52	112
RVSB	Riverview Bancorp, Inc. of WA	OTC	Southwest WA	Thrift	520	13	03-31	10/97	20.50	102
TSBK	Timberland Bancorp, Inc. of WA	OTC	Westcentral WA	Thrift	446	15	09-30	01/98	22.28	87
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC	OTC	Charleston SC,NC	Thrift	2,456	44	09-30	11/83	30.13	378
CFCP	Coastal Fin. Corp. of SC	OTC	SC,NC	Thrift	1,263	18	09-30	09/90	13.67	197
CHFN	Charter Fincl MHC of GA (19.0)	OTC	SW GA, East. AL	Thrift	1,016	8	09-30	10/01	32.57	637
FFBH	First Fed. Bancshares of AR	OTC	Northern AR	Thrift	697	15	12-31	05/96	20.00	106
TSH	Teche Hlding Cp of N Iberia LA	AMEX	Southern LA	Thrift	579	14	09-30	04/95	35.60	81
CSBC	Citizens South Banking of NC	OTC	Southwest NC	Thrift	495	9	12-31	10/02	12.86	108
JFBI	Jefferson Bancshares Inc of TN	OTC	Eastern TN	Thrift	322 P	1	06-30	07/03	11.63	98
CFFC	Community Fin. Corp. of VA	OTC	Central VA	Thrift	321 D	8	03-31	03/88	19.40	40
DFBS	Dutchfork Bancshares Inc of SC	OTC	Central SC	Thrift	226 D	3	09-30	07/00	38.69	44
GSLA	GS Financial Corp. of LA	OTC	New Orleans LA	Thrift	215 D	4	12-31	04/97	19.64	26
SSFC	South Street Fin. Corp. of NC (3)	OTC	South Central NC	Thrift	213	2	12-31	10/96	10.00	31
PEDE	Great Pee Dee Bancorp of SC	OTC	Northeast SC	Thrift	157	2	06-30	12/97	15.49	28
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	133 D	3	09-30	02/95	16.00	12
UTBI	United Tenn. Bankshares of TN	OTC	Eastern TN	Thrift	117 D	3	12-31	01/98	17.00	21
South-West Companies										
FBTX	Franklin Bank Corp of TX	OTC	Austen	Thrift	2,595	0	12-31	/	17.49	371
GUPB	GFSB Bancorp, Inc of Gallup NM	OTC	Northwest NM	Thrift	239	2	06-30	06/95	21.59	25
AABC	Access Anytime Bancorp of NM	OTC	Eastern NM	Thrift	205	7	12-31	08/86	13.70	18
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	OTC	NM,CO,AZ	Thrift	1,754	4	12-31	10/96	11.79	77
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 06/05/04

EXHIBIT IV-1

Stock Prices:
As of May 21, 2004

P FINANCIAL, LC.
inancial Services Industry Consultants
700 North Moore Street, Suite 2210
rlington, Virginia 22209
703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of May 21, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst- anding (000)	Market Capitalization: Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(159)	21.75	14,373	408.6	25.18	17.29	21.49	0.98	19.27	-3.26	1.27	1.01	15.05	14.11	164.11
NYSE Traded Companies(11)	38.90	79,349	3,220.7	44.47	27.73	38.08	2.22	38.35	-1.17	3.06	2.91	20.54	19.31	283.79
AMEX Traded Companies(10)	21.18	4,050	76.8	25.27	16.61	20.39	3.95	24.85	-4.04	1.36	0.97	15.69	15.13	191.14
NASDAQ Listed OTC Companies(138)	20.26	9,317	182.3	23.45	16.41	20.09	0.65	17.15	-3.39	1.10	0.85	14.51	13.57	151.42
California Companies(15)	34.58	32,388	1,983.1	39.34	24.13	33.94	1.91	48.57	2.96	2.50	2.55	18.25	18.03	244.63
Florida Companies(7)	22.15	20,293	434.1	26.48	16.31	22.17	0.02	7.76	-0.40	1.20	1.13	10.92	10.49	145.05
Mid-Atlantic Companies(34)	20.38	24,520	533.7	24.20	16.65	20.30	0.00	18.02	-7.87	1.10	0.82	13.11	12.07	162.61
Mid-West Companies(76)	20.47	6,865	139.8	23.39	16.55	20.20	1.17	17.07	-2.51	1.15	0.85	15.63	14.80	154.42
New England Companies(4)	26.08	30,943	467.6	32.55	20.79	25.50	2.35	29.62	-0.88	1.59	0.93	18.92	15.29	229.95
North-West Companies(7)	22.36	18,196	431.5	25.68	19.41	21.94	1.76	18.47	-6.71	1.34	1.15	15.80	13.19	145.48
South-East Companies(12)	19.22	5,314	99.4	22.20	15.95	19.01	0.67	16.75	-5.60	1.14	0.88	14.65	14.22	132.25
South-West Companies(3)	17.59	7,904	138.1	20.47	13.95	17.57	0.09	-11.11	-4.30	0.89	0.57	13.20	11.84	161.07
Western Companies (Excl CA)(1)	11.79	6,519	76.9	11.96	8.00	11.01	7.08	18.97	27.46	0.26	0.27	10.93	10.93	269.03
Thrift Strategy(150)	21.68	11,769	359.1	25.13	17.30	21.43	0.89	18.57	-3.26	1.24	1.02	15.14	14.30	162.31
Mortgage Banker Strategy(7)	25.13	66,755	1,450.6	28.61	18.66	24.68	1.85	31.54	-4.94	1.71	1.00	14.82	11.76	211.44
Real Estate Strategy(2)	14.90	5,494	81.8	16.34	11.87	14.30	4.35	23.39	2.90	1.12	0.66	9.64	9.63	118.55
Companies Issuing Dividends(139)	22.31	13,850	416.1	25.68	17.88	22.05	1.04	19.65	-3.49	1.37	1.13	15.44	14.56	164.26
Companies Without Dividends(20)	16.96	18,832	344.5	20.88	12.30	16.77	0.47	16.05	-1.31	0.40	0.03	11.67	10.29	162.83
Equity/Assets <6%(12)	17.24	11,874	233.3	21.12	12.54	17.29	-0.11	25.75	-3.15	0.50	-0.30	10.28	9.76	198.23
Equity/Assets 6-12%(106)	23.69	15,309	515.1	27.36	18.59	23.37	1.18	18.91	-3.20	1.53	1.30	15.64	14.51	185.01
Equity/Assets >12%(41)	18.43	12,871	203.2	21.12	15.61	18.22	0.83	18.10	-3.45	0.87	0.71	15.11	14.52	102.19
Converted Last 3 Mths (no MHC)(1)	13.75	113,507	1,560.7	15.72	12.92	13.53	1.63	37.50	37.50	0.33	0.36	12.09	7.75	55.33
Actively Traded Companies(12)	35.50	73,108	3,113.3	39.79	26.87	34.92	1.38	28.78	-2.25	2.36	3.20	18.51	15.59	233.97
Market Value Below $20 Million(11)	13.64	1,049	14.1	15.95	11.22	13.77	-0.51	10.65	-6.75	0.02	-0.28	12.17	11.94	145.64
Holding Company Structure(157)	21.84	14,424	411.0	25.28	17.36	21.58	0.97	19.29	-3.28	1.27	1.01	15.11	14.17	164.86
Assets Over $1 Billion(52)	25.72	38,158	1,150.4	29.84	19.51	25.39	1.18	26.64	-2.67	1.71	1.46	14.88	13.49	185.08
Assets $500 Million-$1 Billion(36)	21.36	4,716	91.0	24.91	17.68	21.00	1.49	18.12	-6.02	1.25	0.93	15.42	14.22	179.38
Assets $250-$500 Million(33)	20.55	3,104	54.2	23.43	16.72	20.29	0.89	17.40	-1.30	1.25	1.04	15.48	14.78	153.22
Assets less than $250 Million(38)	17.72	1,411	24.1	20.55	14.31	17.66	0.26	11.87	-3.02	0.67	0.45	14.51	14.25	129.03
Goodwill Companies(98)	22.33	17,165	404.8	25.83	17.63	22.06	0.99	20.19	-3.74	1.35	1.01	15.08	13.64	170.00
Non-Goodwill Companies(61)	20.77	9,632	415.0	24.07	16.72	20.53	0.97	17.71	-2.44	1.13	1.01	14.99	14.91	154.10
Acquirors of FSLIC Cases(6)	43.94	60,593	4,055.8	49.06	33.74	43.11	1.07	23.21	-0.79	2.99	4.48	23.74	22.65	316.70

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

P FINANCIAL, LC.
inancial Services Industry Consultants
700 North Moore Street, Suite 2210
rlington, Virginia 22209
703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 21, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(25)	22.70	29,315	560.6	26.49	18.33	22.54	0.87	18.31	-6.31	1.34	1.19	14.19	13.32	147.88
NYSE Traded Companies(3)	20.02	165,520	3,530.5	28.56	17.76	20.83	-3.50	3.98	-13.83	1.01	1.03	13.12	9.16	84.30
AMEX Traded Companies(3)	27.10	4,234	127.8	29.85	19.83	26.04	3.49	32.51	-1.61	1.59	1.31	17.95	16.92	204.55
NASDAQ Listed OTC Companies(19)	22.48	15,424	243.5	25.81	18.22	22.32	1.09	18.33	-5.96	1.35	1.19	13.85	13.39	148.75
Mid-Atlantic Companies(9)	19.79	78,829	1,514.3	24.53	16.72	19.85	-0.18	9.91	-10.89	1.22	1.06	11.98	10.06	113.77
New England Companies(12)	26.37	8,770	164.2	30.58	21.26	26.46	-0.51	22.23	-6.12	1.53	1.37	16.91	16.33	184.33
North-West Companies(3)	20.50	7,514	150.9	21.99	14.88	19.05	7.85	25.28	1.53	1.28	1.12	11.49	11.47	120.81
South-East Companies(1)	10.00	3,080	30.8	10.95	9.05	9.99	0.10	8.70	-4.21	0.36	0.36	8.33	8.33	69.30
Thrift Strategy(24)	22.70	29,315	560.6	26.49	18.33	22.54	0.87	18.31	-6.31	1.34	1.19	14.19	13.32	147.88
Companies Issuing Dividends(25)	22.70	29,315	560.6	26.49	18.33	22.54	0.87	18.31	-6.31	1.34	1.19	14.19	13.32	147.88
Equity/Assets <6%(1)	23.61	5,248	123.9	25.25	15.35	22.35	5.64	45.74	6.02	1.64	1.46	10.30	10.30	173.27
Equity/Assets 6-12%(17)	26.34	7,214	151.0	30.25	20.98	26.31	0.15	23.31	-6.03	1.65	1.44	16.33	15.66	190.64
Equity/Assets >12%(7)	16.32	70,640	1,325.1	20.23	14.21	16.12	1.43	5.83	-8.55	0.76	0.72	11.07	9.74	70.96
Actively Traded Companies(5)	28.55	4,574	110.8	32.98	24.71	28.58	0.66	12.99	-6.56	1.86	1.80	19.01	18.68	188.17
Holding Company Structure(22)	21.52	34,185	650.8	25.38	17.45	21.34	1.14	17.21	-7.54	1.20	1.09	13.71	12.73	137.77
Assets Over $1 Billion(11)	21.08	67,657	1,280.4	26.80	18.02	21.04	0.23	10.62	-12.81	1.08	1.05	13.43	11.81	108.94
Assets $500 Million-$1 Billion(5)	22.50	6,691	143.3	23.95	16.15	21.32	6.19	24.53	0.67	1.42	1.28	11.84	11.31	132.93
Assets $250-$500 Million(6)	28.34	2,193	55.6	31.28	22.97	28.60	-1.01	23.53	-3.90	1.86	1.55	18.64	18.27	230.54
Assets less than $250 Million(3)	12.60	2,563	30.9	15.98	10.06	12.85	-1.54	21.01	-1.47	0.65	0.45	8.53	8.50	85.63
Goodwill Companies(17)	23.34	38,785	761.3	27.64	18.98	23.20	0.81	16.58	-6.75	1.42	1.23	14.72	13.38	150.76
Non-Goodwill Companies(8)	21.49	11,728	187.8	24.35	17.13	21.33	0.99	21.54	-5.49	1.20	1.10	13.20	13.20	142.54

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 21, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(14)	18.55	17,157	123.6	24.48	15.55	19.12	-3.35	7.88	-5.22	0.42	0.37	9.23	8.69	79.48
BIF-Insured Thrifts(5)	26.63	60,087	739.0	31.32	18.44	29.38	-7.09	37.25	0.91	0.85	0.57	9.73	9.12	91.31
AMEX Traded Companies(2)	16.05	6,383	54.6	19.75	13.66	15.93	0.67	18.07	-6.20	0.34	0.32	9.85	9.85	58.94
NASDAQ Listed OTC Companies(17)	21.39	31,920	324.5	27.21	16.69	22.73	-5.02	15.78	-3.18	0.57	0.44	9.31	8.68	85.74
California Companies(1)	12.18	14,549	69.3	14.00	11.00	12.04	1.16	21.80	21.80	0.16	0.17	5.86	5.86	63.42
Mid-Atlantic Companies(11)	20.99	29,594	308.0	27.01	16.09	21.66	-4.54	14.23	-6.92	0.59	0.56	8.82	8.12	87.75
Mid-West Companies(4)	17.19	22,334	182.8	22.65	15.35	17.22	-0.51	8.11	-7.05	0.30	0.22	9.35	8.95	76.79
New England Companies(2)	25.45	52,042	650.2	29.62	17.66	32.24	-14.91	41.75	13.29	1.07	0.43	12.14	11.54	94.92
South-East Companies(1)	32.57	19,570	120.9	41.00	25.72	33.54	-2.89	8.57	-14.29	0.32	0.19	12.92	12.62	51.91
Thrift Strategy(18)	20.20	25,287	241.1	25.95	16.27	20.64	-2.83	12.77	-6.22	0.47	0.42	9.19	8.67	80.93
Diversified Strategy(1)	30.90	93,600	1,202.8	33.73	17.70	44.67	-30.83	71.57	42.40	1.78	0.54	12.38	11.18	113.99
Companies Issuing Dividends(17)	21.91	29,900	317.1	27.92	16.99	23.23	-4.94	15.67	-6.32	0.59	0.46	9.79	9.15	87.61
Companies Without Dividends(2)	11.90	22,540	114.4	14.13	11.24	11.89	0.03	18.95	18.95	0.14	0.15	6.03	6.03	43.98
Equity/Assets 6-12%(10)	23.25	43,523	476.4	29.45	18.08	25.09	-5.41	17.36	-2.19	0.73	0.54	10.11	9.30	112.06
Equity/Assets >12%(9)	17.73	11,032	67.3	22.54	14.19	18.08	-3.11	14.38	-5.18	0.30	0.28	8.45	8.19	46.15
Holding Company Structure(16)	21.31	25,653	258.0	27.53	16.94	21.80	-3.21	11.94	-9.57	0.51	0.46	9.62	9.02	85.86
Assets Over $1 Billion(6)	29.80	84,880	941.9	36.27	22.02	32.66	-6.63	31.31	-0.17	0.90	0.59	11.21	10.30	99.16
Assets $500 Million-$1 Billion(4)	14.66	15,366	89.5	19.11	13.69	15.00	-2.11	11.33	0.53	0.18	0.16	7.93	7.82	71.92
Assets $250-$500 Million(7)	20.09	4,509	28.9	26.55	15.67	20.85	-5.22	3.40	-9.71	0.56	0.49	9.58	8.85	90.90
Assets less than $250 Million(2)	13.05	3,027	16.2	15.63	9.90	13.11	-0.40	31.49	1.71	0.32	0.31	6.92	6.90	34.98
Goodwill Companies(9)	18.92	22,836	229.8	25.12	14.93	21.55	-9.64	11.13	-8.42	0.60	0.35	9.47	8.20	92.79
Non-Goodwill Companies(8)	25.11	37,543	407.2	30.75	19.14	25.07	0.28	22.33	-2.10	0.57	0.57	9.92	9.92	86.81
MHC Institutions(19)	20.80	29,082	294.6	26.38	16.35	21.97	-4.39	16.04	-3.51	0.54	0.43	9.37	8.81	82.77
MHC Converted Last 3 Months(2)	11.90	22,540	114.4	14.13	11.24	11.89	0.03	18.95	18.95	0.14	0.15	6.03	6.03	43.98

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 21, 2004

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
		Price/ Share(1) ($)	Outst- anding (000)	Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	12 Mo. EPS(3) ($)	Core EPS(3) ($)	Value/ Share ($)	Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	36.81	78,231	2,879.7	42.55	24.94	35.65	3.25	45.67	-1.05	2.44	2.29	18.43	16.06	289.54
BBX	BankAtlantic Bancorp of FL	15.09	59,208	893.4	19.75	10.57	15.01	0.53	38.57	-20.58	1.18	1.34	7.26	5.77	80.23
CFB	Commercial Federal Corp. of NE	27.02	40,870	1,104.3	28.48	20.10	26.18	3.21	33.43	1.16	2.08	1.36	18.52	14.16	299.92
DSL	Downey Financial Corp. of CA	50.50	27,954	1,411.7	55.49	39.74	48.34	4.47	21.69	2.43	2.88	1.59	33.07	32.96	483.84
FED	FirstFed Financial Corp. of CA	40.35	17,091	689.6	49.05	31.82	39.96	0.98	22.83	-7.24	3.74	3.67	26.46	26.06	302.68
FBC	Flagstar Bancorp, Inc. of MI	20.28	60,832	1,233.7	28.11	18.10	19.90	1.91	9.39	-5.32	4.11	0.82	11.05	11.05	200.32
GDW	Golden West Fin. Corp. of CA	104.33	152,492	15,909.5	116.91	75.75	102.70	1.59	37.08	1.10	7.51	16.17	40.95	40.95	567.93
GPT	GreenPoint Fin. Corp. of NY(8)*	38.52	131,722	5,073.9	47.30	28.85	38.57	-0.13	19.59	9.06	3.47	1.04	14.79	11.79	181.01
NDE	IndyMac Bancorp, Inc. of CA	31.61	57,782	1,826.5	37.44	21.17	30.29	4.36	34.34	6.11	3.05	-1.61	18.26	17.68	250.87
NYB	New York Community Bcrp of NY*	22.08	270,890	5,981.3	35.57	19.61	23.60	-6.44	12.54	-22.63	1.43	1.48	12.54	5.01	97.81
PFB	PFF Bancorp, Inc. of Pomona CA	38.20	16,615	634.7	40.61	25.27	37.60	1.60	50.04	5.29	2.55	2.45	19.13	19.05	221.35
PFS	Provident Fin. Serv. Inc of NJ*	17.95	60,150	1,079.7	21.55	15.91	18.05	-0.55	-4.57	-5.03	0.59	0.57	13.69	13.31	70.79
SOV	Sovereign Bancorp, Inc. of PA	21.06	309,962	6,527.8	25.20	15.04	20.40	3.24	40.21	-11.33	1.30	1.12	10.52	6.34	140.36
WES	Westcorp of Irvine CA	42.60	51,799	2,206.6	45.57	22.50	42.90	-0.70	88.58	16.55	2.77	2.77	22.34	22.33	284.67
AMEX Traded Companies															
BHL	Berkshire Hills Bancorp of MA*	34.75	5,935	206.2	39.20	24.66	32.88	5.69	36.22	-4.01	1.65	1.58	21.54	19.82	212.89
BFD	BostonFed Bancorp, Inc. of MA	30.00	4,527	135.8	38.30	24.00	31.09	-3.51	20.05	-14.04	1.26	-0.19	21.12	17.34	368.43
CNY	Carver Bancorp, Inc. of NY	21.75	2,285	49.7	26.50	15.07	19.85	9.57	45.48	-14.37	2.03	1.99	18.44	18.44	235.81
EFC	EFC Bancorp, Inc of Elgin IL	24.60	4,605	113.3	28.49	18.01	23.66	3.97	24.56	2.93	1.64	1.48	17.59	17.59	199.25
FCB	Falmouth Bancorp, Inc. of MA(8)*	36.39	917	33.4	39.00	24.50	36.26	0.36	41.32	0.39	0.44	-0.28	19.03	19.03	173.13
FDT	Federal Trust Corp of FL	8.07	6,662	53.8	8.25	5.59	8.00	0.88	34.50	0.88	0.44	0.36	4.12	4.12	72.46
GAF	GA Financial Corp., Inc. of PA(8)	34.95	5,047	176.4	35.25	24.85	34.89	0.17	38.42	0.63	1.24	1.10	19.31	19.31	179.13
GOV	Gouverneur Bcp MHC of NY(42.5)	12.10	2,282	11.7	14.00	9.70	12.06	0.33	24.23	3.42	0.33	0.31	7.80	7.80	42.03
NBN	Northeast Bancorp of Auburn ME*	19.45	2,533	49.3	20.50	15.00	19.20	1.30	28.81	0.78	1.52	1.04	14.36	14.02	196.20
SZB	SouthFirst Bancshares of AL	16.00	719	11.5	17.80	13.45	15.90	0.63	14.37	-7.51	0.18	-0.84	16.22	15.47	185.23
TSH	Teche Hlding Cp of N Iberia LA	35.60	2,263	80.6	41.50	29.58	34.35	3.64	20.35	-1.87	2.80	2.63	25.90	25.90	255.86
WSB	Washington SB, FSB of Bowie MD	9.25	7,117	65.8	11.09	7.81	8.98	3.01	16.35	0.00	1.10	0.89	6.10	6.10	57.52
WFD	Westfield Finl MHC of MA(46.5)*	20.00	10,484	97.5	25.50	17.62	19.80	1.01	11.92	-15.82	0.35	0.32	11.90	11.90	75.85
WFI	Winton Financial Corp. of OH	15.00	4,601	69.0	15.00	11.65	13.80	8.70	23.97	13.98	1.05	0.82	9.53	9.51	120.98
WRO	Woronoco Bancorp, Inc. of MA	30.33	3,673	111.4	40.50	24.30	27.90	8.71	24.05	-16.33	1.75	1.56	22.16	21.66	224.74
NASDAQ Listed OTC Companies															
AMFC	AMB Fin. Corp. of Munster IN	17.00	971	16.5	19.36	13.12	17.00	0.00	13.79	18.47	1.15	1.24	13.09	13.09	156.20
ASBP	ASB Financial Corp. of OH	23.31	1,664	38.8	29.24	14.81	24.50	-4.86	43.45	3.32	1.24	1.21	10.22	10.22	96.24
AABC	Access Anytime Bancorp of NM	13.70	1,342	18.4	14.74	9.40	13.75	-0.36	45.74	-3.59	0.89	0.03	11.62	10.47	152.51
AFBC	Advance Fin. Bancorp of WV	17.81	1,398	24.9	21.75	14.40	17.81	0.00	15.50	-2.30	1.88	1.51	15.31	10.82	228.39
ALLB	Alliance Bank MHC of PA (20.0)	29.28	3,441	20.1	40.50	22.35	31.33	-6.54	-10.27	4.57	0.63	0.63	10.21	10.21	108.80
ASBI	Ameriana Bancorp of IN	14.81	3,149	46.6	18.00	13.00	15.63	-5.25	10.11	2.14	0.68	1.52	12.52	12.29	135.70
ABCW	Anchor BanCorp Wisconsin of WI	26.52	22,955	608.8	27.13	22.50	25.70	3.19	17.09	6.51	2.11	1.19	13.01	12.08	159.68
ALFC	Atlantic Liberty Fincl of NY	18.27	1,586	29.0	20.90	16.48	18.00	1.50	7.47	-6.55	0.87	0.87	16.54	16.54	100.89
BCSB	BCSB Bankcorp MHC of MD (36.4)	14.85	5,899	31.8	22.68	14.65	16.41	-9.51	-4.50	-19.95	0.07	0.04	7.77	7.31	123.88
BKMU	Bank Mutual Corp of WI	10.32	78,784	813.1	12.60	8.20	10.44	-1.15	25.85	-9.39	0.34	0.34	9.04	8.30	36.40
BKUNA	BankUnited Fin. Corp. of FL	25.49	29,936	763.1	30.25	18.15	24.79	2.82	36.31	-1.16	1.47	1.18	15.77	14.83	255.55
BRBI	Blue River Bancshares of IN	6.05	3,406	20.6	7.00	4.35	6.10	-0.82	23.98	-3.04	0.11	0.04	4.88	3.89	59.31
BYFC	Broadway Financial Corp. of CA	13.10	1,422	18.6	15.00	10.75	13.10	0.00	16.44	0.77	1.11	1.05	7.98	7.98	168.59
BRKL	Brookline Bancorp, Inc. of MA*	14.22	58,940	838.1	16.25	13.73	14.05	1.21	3.04	-7.30	0.33	0.30	10.11	10.11	27.00
CITZ	CFS Bancorp, Inc of Munster IN	13.07	12,299	160.7	15.20	12.97	13.24	-1.28	-6.58	-11.69	0.34	0.22	12.89	12.77	126.49
CKFB	CKF Bancorp of Danville KY	15.25	1,470	22.4	18.04	11.63	15.50	-1.61	26.24	-8.96	1.06	1.06	10.34	9.59	100.20
CAFI	Camco Fin Corp of Cambridge OH	14.13	7,352	103.9	18.51	12.63	13.26	6.56	-15.89	-18.47	0.74	0.44	12.65	12.25	143.77
CFFN	Capitol Fd Fn MHC of KS (29.2)	30.29	73,692	651.2	39.58	27.76	30.13	0.53	2.47	-16.02	0.34	0.33	13.18	13.18	114.89
CEBK	Central Bncrp of Somerville MA*	34.52	1,665	57.5	38.00	31.60	35.25	-2.07	9.07	-5.45	2.16	1.98	25.88	24.54	287.19
GCFC	Central Federal Corp. of OH	12.95	2,026	26.2	16.18	10.70	12.87	0.62	1.57	-19.52	-1.17	-0.82	9.80	9.80	52.82
CHFN	Charter Fincl MHC of GA (19.0)	32.57	19,570	120.9	41.00	25.72	33.54	-2.89	8.57	-14.29	0.32	0.19	12.92	12.62	51.91
CFSL	Chesterfield Financial of IL	27.87	3,876	108.0	27.87	20.65	27.62	0.91	32.97	17.35	0.58	0.58	19.12	19.00	93.50
CHEV	Cheviot Fin Cp MHC of OH(45.0)	10.48	9,919	46.8	13.75	10.30	10.80	-2.96	4.80	4.80	0.24	0.23	7.42	7.42	28.47
CTZN	Citizens First Bancorp of MI	22.14	8,320	184.2	24.47	19.69	21.03	5.28	6.60	-2.89	1.48	1.48	19.01	19.01	131.52
CFSB	Citizens First Fin Corp. of IL	25.00	1,510	37.8	28.50	20.00	24.01	4.12	1.01	-1.96	1.08	0.52	21.85	21.85	231.47
CSBC	Citizens South Banking of NC	12.86	8,431	108.4	15.25	12.50	12.75	0.86	-5.72	-7.81	0.32	0.18	10.13	9.22	58.67
CSBK	Clifton Svg Bp MHC of NJ(45.0)	11.61	30,530	159.5	14.25	11.48	11.74	-1.11	16.10	16.10	0.12	0.12	6.20	6.20	24.54
CFCP	Coastal Fin. Corp. of SC	13.67	14,390	196.7	17.40	9.19	14.29	-4.34	46.67	-14.88	0.88	0.78	5.63	5.63	87.75

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 21, 2004

		Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/	Outst-	Capital-			Last	Last	52 Wks	Dec 31,	Trailing 12 Mo.	12 Mo. Core	Book Value/	Book Value/	Assets/
Financial Institution		Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	2000(2)	EPS(3)	EPS(3)	Share	Share(4)	Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NASDAQ Listed OTC Companies (continued)															
CCBI	Commercial Capital Bcrp of CA	16.40	30,100	493.6	23.98	6.48	15.38	6.63	151.15	2.12	0.77	0.68	3.78	3.35	65.10
CFFC	Community Fin. Corp. of VA	19.40	2,075	40.3	24.70	14.25	19.47	-0.36	23.17	-1.77	1.56	1.58	13.55	13.53	154.90
CIBI	Community Inv. Bncp, Inc of OH	14.87	1,097	16.3	17.00	11.88	14.75	0.81	14.38	-0.67	0.80	0.73	12.21	12.21	110.80
DCOM	Dime Community Bancshars of NY*	16.94	37,409	633.7	21.51	15.33	16.27	4.12	3.86	-17.41	1.34	1.27	7.37	5.87	90.16
DFBS	Dutchfork Bancshares Inc of SC(8)	38.69	1,128	43.6	43.25	31.24	38.71	-0.05	21.48	0.49	3.13	2.48	28.71	28.71	199.99
ESBF	ESB Financial Corp. of PA	12.51	10,810	135.2	16.89	12.11	12.77	-2.04	-21.47	-22.30	0.79	0.69	8.96	8.26	126.34
ESBK	Elmira Svgs Bank, FSB of NY*	32.06	1,023	32.8	32.50	24.55	31.70	1.14	23.64	2.59	2.39	1.53	21.62	21.07	278.25
EVRT	Evertrust Fin. Grp, Inc. of WA*	18.61	6,890	128.2	21.33	15.13	17.49	6.40	13.61	-11.59	0.97	0.85	13.65	13.65	106.61
FFDF	FFD Financial Corp of Dover OH	14.05	1,205	16.9	15.65	13.25	14.27	-1.54	4.85	-4.75	0.79	0.36	14.17	14.17	114.87
FFLC	FFLC Bancorp of Leesburg FL	25.44	5,398	137.3	30.95	24.86	25.99	-2.12	-8.55	-11.51	1.68	1.55	14.62	14.62	181.93
FFWC	FFW Corporation of Wabash IN	22.95	1,301	29.9	26.12	18.18	22.95	0.00	26.24	4.32	1.89	1.50	18.64	17.89	183.80
FMCO	FMS Fin Corp. of Burlington NJ	16.52	6,487	107.2	20.50	13.15	17.53	-5.76	-17.61	-8.22	0.99	0.97	10.03	9.55	192.81
FFHH	FSF Financial Corp. of MN(8)	34.70	2,382	82.7	34.80	25.45	28.40	22.18	33.26	13.77	2.08	0.90	22.15	20.12	216.54
FSBI	Fidelity Bancorp, Inc. of PA	21.00	2,675	56.2	24.35	17.50	21.05	-0.24	16.80	-10.60	1.63	1.36	15.71	14.64	235.27
FFFL	Fidelity Bankshares, Inc of FL	34.26	15,070	516.3	38.45	20.51	34.21	0.15	54.67	9.11	1.23	1.23	12.79	12.64	215.05
FFED	Fidelity Fed. Bancorp of IN(8)	1.80	9,619	17.3	2.55	1.10	1.75	2.86	38.46	13.92	0.02	-0.05	1.39	1.39	18.23
FBTC	First BancTrust Corp of IL	25.99	1,250	32.5	27.50	19.80	25.04	3.79	29.30	7.18	1.33	0.91	21.72	21.72	183.11
FBEI	First Bancorp of Indiana of IN	20.35	1,610	32.8	23.40	17.20	19.97	1.90	18.25	1.40	0.90	0.44	18.72	17.44	131.62
FBSI	First Bancshares, Inc. of MO	20.50	1,667	34.2	21.88	16.00	20.47	0.15	24.24	-2.38	1.41	1.35	16.47	16.16	164.55
FCAP	First Capital, Inc. of IN	23.50	2,844	66.8	25.00	17.95	23.50	0.00	16.05	11.90	1.24	1.23	15.43	13.33	143.86
FCFL	First Community Bk Corp of FL	20.00	1,997	39.9	26.19	11.08	20.20	-0.99	***.**	30.72	0.80	0.75	10.36	10.15	103.30
FDEF	First Defiance Fin. Corp of OH	24.54	6,401	157.1	30.65	19.28	24.00	2.25	24.57	-5.25	1.85	1.13	19.88	16.86	162.02
FFBH	First Fed. Bancshares of AR	20.00	5,315	106.3	21.50	14.38	18.99	5.32	38.70	-2.44	1.36	1.18	14.22	14.22	131.19
FTFC	First Fed. Capital Corp. of WI(8)	26.52	22,435	595.0	26.65	18.90	26.46	0.23	39.29	17.55	1.55	0.24	12.66	8.61	166.84
FFBI	First Federal Bancshares of IL	33.41	1,866	62.3	36.00	22.20	32.55	2.64	50.84	-5.09	1.49	1.49	22.99	22.12	178.38
FFSX	First Federal Bankshares of IA	22.90	3,785	86.7	25.24	17.50	21.00	9.05	27.22	-7.14	1.47	1.24	19.11	14.15	167.31
FFBZ	First Federal Bncrp, Inc of OH	8.69	3,286	28.6	10.00	7.25	8.66	0.35	16.64	-4.19	0.55	0.50	6.91	6.91	76.23
FFCH	First Fin. Holdings Inc. of SC	30.13	12,550	378.1	33.14	25.75	29.70	1.45	12.38	-3.65	1.99	1.65	13.53	11.76	195.67
FFHS	First Franklin Corp. of OH	17.75	1,645	29.2	21.48	14.05	18.05	-1.66	12.34	-1.22	0.80	0.39	14.77	14.77	168.61
FKFS	First Keystone Fin., Inc of PA	27.00	1,925	52.0	29.00	21.50	27.50	-1.82	16.13	-1.10	1.37	0.60	17.19	17.19	296.50
CASH	First Midwest Fin., Inc. of IA	23.50	2,497	58.7	24.50	18.14	23.13	1.60	28.70	8.80	1.72	1.96	19.32	17.96	304.26
FMSB	First Mutual Bncshrs Inc of WA*	23.61	5,248	123.9	25.25	15.35	22.35	5.64	45.74	6.02	1.64	1.46	10.30	10.30	173.27
FNFG	First Niagara Fin. Group of NY*	12.09	84,126	1,017.1	16.55	11.90	12.36	-2.18	-8.96	-19.24	0.43	0.42	8.66	7.29	42.67
FNFI	First Niles Fin., Inc. of OH	18.29	1,379	25.2	19.30	15.19	18.04	1.39	13.96	3.04	0.76	0.65	11.91	11.91	71.92
FPTB	First PacTrust Bancorp of CA	21.62	4,800	103.8	24.33	18.16	20.85	3.69	15.31	-3.14	0.90	0.90	16.68	16.68	135.57
FPFC	First Place Fin. Corp. of OH	16.85	13,238	223.1	20.00	16.44	16.94	-0.53	0.60	-13.72	1.33	0.69	14.38	12.64	124.98
FSFF	First SecurityFed Fin of IL(8)	35.16	4,039	142.0	35.40	24.80	35.13	0.09	19.39	17.12	2.03	2.03	21.26	21.25	122.41
FSLA	First Sentinel Bancorp of NJ(8)	20.87	27,305	569.9	22.00	14.60	20.65	1.07	37.39	-1.32	0.75	0.89	8.33	8.20	80.74
FBNW	FirstBank NW Corp. of WA	25.02	2,940	73.6	31.05	24.50	25.22	-0.79	-1.92	-17.56	1.20	0.63	23.44	15.69	233.08
FFIC	Flushing Fin. Corp. of NY*	17.62	19,374	341.4	19.50	13.03	17.13	2.86	32.98	-3.61	1.12	1.10	7.98	7.78	102.95
FKKY	Frankfort First Bancorp of KY	21.61	1,267	27.4	24.40	18.57	21.86	-1.14	16.37	3.89	0.84	0.84	14.00	14.00	109.59
FBTX	Franklin Bank Corp of TX	17.49	21,225	371.2	20.70	16.18	17.38	0.63	***.**	-7.95	0.37	0.30	11.80	8.88	122.24
GUPB	GFSB Bancorp, Inc of Gallup NM	21.59	1,146	24.7	25.98	16.26	21.59	0.00	22.67	-1.37	1.42	1.39	16.18	16.18	208.47
GSLA	GS Financial Corp. of LA	19.64	1,305	25.6	20.00	18.00	19.64	0.00	2.83	1.03	0.53	-0.17	22.46	22.46	164.53
GTPS	Great American Bancorp of IL	32.00	758	24.3	36.75	28.30	31.01	3.19	3.83	-8.60	1.85	1.50	23.45	22.81	208.14
PEDE	Great Pee Dee Bancorp of SC	15.49	1,795	27.8	18.10	14.10	15.50	-0.06	7.57	-11.99	0.68	0.62	14.74	14.13	87.42
GAFC	Greater Atlant. Fin Corp of VA	6.77	3,012	20.4	8.31	6.60	7.55	-10.33	-3.29	-16.93	0.29	-3.12	7.11	6.68	175.68
GCBC	Green Co Bcrp MHC of NY (43.9)	30.30	2,053	27.3	36.00	21.50	30.16	0.46	28.94	-8.73	1.31	1.31	14.70	14.70	133.76
HCBB	HCB Bancshares, Inc. of AR(8)	18.22	1,428	26.0	30.13	15.84	18.21	0.05	1.22	1.22	0.37	0.13	19.72	19.72	157.64
HFFC	HF Financial Corp. of SD	15.55	3,518	54.7	18.25	14.28	14.98	3.81	-12.30	-4.89	1.14	0.85	14.43	13.02	234.00
HMNF	HMN Financial, Inc. of MN	25.40	4,507	114.5	28.19	18.50	24.53	3.55	35.97	4.57	2.07	1.36	18.23	17.29	199.63
HARB	Harbor Florida Bancshrs of FL	26.69	23,780	634.7	31.50	23.40	26.99	-1.11	0.83	-10.26	1.63	1.49	11.49	11.32	106.86
HARL	Harleysville Svgs Fin Cp of PA	30.25	2,286	69.2	34.50	24.67	30.75	-1.63	18.63	1.17	2.06	1.92	18.60	18.60	303.54
HWFG	Harrington West Fncl Grp of CA	16.72	5,257	87.9	18.00	10.15	16.26	2.83	62.49	20.90	1.50	1.52	9.37	8.41	191.16
HFFB	Harrodsburg 1st Fin Bcrp of KY	20.00	1,223	24.5	25.00	15.40	19.70	1.52	29.87	-12.17	0.80	0.78	17.41	16.93	146.68
HTHR	Hawthorne Fin. Corp. of CA(8)	31.77	11,799	374.9	45.73	19.34	29.54	7.55	64.27	13.55	2.25	2.36	16.23	14.21	232.64
HMLK	Hemlock Fed. Fin. Corp. of IL	29.00	968	28.1	31.75	26.50	28.77	0.80	0.00	0.76	1.73	1.14	23.08	21.72	329.31
HFWA	Heritage Financial Corp of WA	18.52	6,055	112.1	23.00	18.50	19.16	-3.34	-16.31	-13.98	1.50	1.33	9.80	8.70	107.44
HIFS	Hingham Inst. for Sav. of MA*	40.75	2,080	84.8	44.97	34.40	40.70	0.12	16.80	-1.90	3.15	3.12	20.29	20.29	235.31
HCFC	Home City Fin. Corp. of OH	16.50	824	13.6	17.50	12.40	17.15	-3.79	21.32	-4.35	0.79	0.77	14.45	14.07	184.20
HWEN	Home Financial Bancorp of IN	6.11	1,356	8.3	6.40	4.75	5.95	2.69	22.20	-3.17	0.27	0.27	5.10	5.10	44.73
HLFC	Home Loan Financial Corp of OH	20.46	1,691	34.6	21.20	14.70	19.30	6.01	32.09	6.29	1.12	1.11	13.46	13.46	93.15
HFBC	HopFed Bancorp, Inc. of KY	17.19	3,630	62.4	18.50	15.50	16.41	4.75	10.90	-0.29	0.95	0.78	13.43	11.85	149.04
HRZB	Horizon Financial Corp. of WA*	19.29	10,405	200.7	19.39	14.17	17.30	11.50	16.49	10.17	1.24	1.04	10.51	10.45	82.54
HCBK	Hudson Cty Bcp MHC of NJ(35.4)*	34.73	189,603	2,327.8	40.38	23.56	34.04	2.03	44.71	-9.04	1.12	1.04	7.33	7.33	94.51

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 21, 2004

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
HRBT	Hudson River Bancorp Inc of NY(8)	17.37	30,331	526.8	21.44	11.86	17.68	-1.75	45.84	-11.01	1.05	1.05	9.49	7.17	86.34
ICBC	Independence Comm Bnk Cp of NY	36.46	54,740	1,995.8	41.58	26.80	36.58	-0.33	34.89	1.36	2.60	2.58	19.08	15.70	182.22
IFSB	Independence FSB of DC(8)	20.41	1,552	31.7	25.49	14.09	20.32	0.44	32.10	-12.25	-0.56	-0.59	14.05	14.05	140.14
JXSB	Jcksnville Bcp MHC of IL(46.3)	14.00	1,952	12.6	20.00	13.26	13.79	1.52	-13.58	-16.96	0.32	0.01	10.75	9.18	135.86
JFBI	Jefferson Bancshares Inc of TN	11.63	8,386	97.5	15.09	11.04	11.79	-1.36	3.38	-15.72	0.56	0.55	11.00	11.00	38.45
KFED	K-Fed Bancorp of CA MHC (39.1)	12.18	14,549	69.3	14.00	11.00	12.04	1.16	21.80	21.80	0.16	0.17	5.86	5.86	63.42
KNBT	KNBT Bancorp, Inc. of PA	16.62	29,603	492.0	17.99	14.60	16.57	0.30	66.20	-5.46	0.45	0.35	12.69	11.08	64.04
LSBX	LSB Corp of No. Andover MA*	15.17	4,293	65.1	18.25	13.45	15.70	-3.38	12.79	-12.36	0.96	1.20	12.81	12.81	108.57
LSBI	LSB Fin. Corp. of Lafayette IN	24.30	1,357	33.0	28.00	22.07	24.08	0.91	7.90	-11.64	2.13	1.46	20.90	20.90	244.78
LARL	Laurel Capital Group Inc of PA	20.55	1,925	39.6	25.98	19.00	20.75	-0.96	4.63	-16.97	1.01	1.00	14.10	12.10	157.26
LNCB	Lincoln Bancorp of IN	16.84	4,418	74.4	21.52	16.12	17.25	-2.38	-4.59	-15.59	0.79	0.72	18.19	17.70	131.36
LOGN	Logansport Fin. Corp. of IN	19.05	876	16.7	22.45	17.53	19.89	-4.22	7.32	-9.24	1.58	1.30	18.99	18.99	175.65
MAFB	MAF Bancorp, Inc. of IL	43.12	32,915	1,419.3	44.95	35.08	42.58	1.27	22.85	2.91	2.53	2.09	27.39	18.99	271.41
MFBC	MFB Corp. of Mishawaka IN	35.00	1,329	46.5	35.00	24.81	31.50	11.11	39.44	14.90	1.61	0.60	26.61	26.61	320.94
MASB	MassBank Corp. of Reading MA*	33.00	4,428	146.1	44.27	29.95	33.97	-2.86	9.82	-23.27	1.78	1.68	25.56	25.31	227.24
MTXC	Matrix Bancorp, Inc. of CO	11.79	6,519	76.9	11.96	8.00	11.01	7.08	18.97	27.46	0.26	0.27	10.93	10.93	269.03
MFLR	Mayflower Co-Op. Bank of MA*	15.20	2,046	31.1	21.00	11.07	15.70	-3.18	33.33	1.27	0.94	0.54	8.73	8.68	101.96
MCBF	Monarch Community Bncrp of MI	13.50	2,400	32.4	17.21	13.01	13.30	1.50	-0.37	-16.20	0.19	-0.21	15.59	15.59	85.29
MFSF	MutualFirst Fin. Inc. of IN	22.50	5,200	117.0	29.21	21.30	22.78	-1.23	-0.27	-10.39	1.53	1.32	18.61	18.43	155.67
MYST	Mystic Financial, Inc. of MA*	28.10	1,564	43.9	33.47	18.81	29.02	-3.17	50.11	-7.05	0.99	0.43	16.90	16.90	277.70
NASB	NASB Fin, Inc. of Grandview MO	36.24	8,455	306.4	44.50	23.30	37.05	-2.19	51.25	-13.53	2.92	2.00	14.92	14.53	143.99
NHTB	NH Thrift Bancshares of NH	30.25	2,063	62.4	35.67	21.92	29.49	2.58	36.88	-10.64	3.00	1.98	20.30	14.42	271.29
NABC	NewAlliance Bancshares of CT	13.75	113,507	1,560.7	15.72	12.92	13.53	1.63	37.50	37.50	0.33	0.36	12.09	7.75	55.33
NMIL	Newmil Bancorp, Inc. of CT*	28.49	4,220	120.2	29.84	19.95	28.15	1.21	22.27	-1.93	1.83	1.78	12.90	10.85	169.28
NBSI	North Bancshares of Chicago IL(8)	22.24	1,145	25.5	23.46	12.75	22.10	0.63	33.98	64.13	0.32	0.29	11.79	11.79	116.81
FFFD	North Central Bancshares of IA	38.00	1,581	60.1	39.25	33.64	36.96	2.81	11.90	3.15	3.70	3.70	26.31	23.16	268.19
NEIB	Northeast Indiana Bncrp of IN	21.35	1,489	31.8	22.15	16.85	21.60	-1.16	26.71	1.47	1.24	1.06	18.35	18.35	149.40
NEPF	Northeast PA Fin. Corp of PA	17.80	4,182	74.4	20.00	14.77	17.46	1.95	12.16	-7.34	-0.58	-0.94	14.85	12.26	209.68
NWSB	Northwest Bcrp MHC of PA(41.4)	20.51	47,934	406.6	26.67	15.35	20.93	-2.01	29.24	-3.89	0.93	0.85	10.22	7.21	120.51
OCFC	OceanFirst Fin. Corp of NJ	22.45	13,362	300.0	28.00	21.45	22.50	-0.22	-1.54	-17.31	1.43	0.85	10.30	10.19	132.30
ONFC	Oneida Fincl MHC of NY (42.2)	9.04	7,453	28.4	18.60	8.99	11.50	-21.39	-44.16	-38.67	0.40	0.32	6.95	5.24	57.25
PBNC	PFS Bancorp Inc. of Aurora IN	19.50	1,474	28.7	20.80	16.80	19.11	2.04	11.81	-0.76	0.56	0.57	18.26	18.26	80.24
PHSB	PHSB Financial Corp. of PA	19.00	2,903	55.2	25.49	17.35	19.15	-0.78	5.97	-11.63	1.01	0.50	16.29	16.29	117.70
PVFC	PVF Capital Corp. of Solon OH	14.80	6,387	94.5	17.68	12.09	14.80	0.00	22.82	-8.19	1.18	0.49	9.75	9.75	116.11
PPBI	Pacific Premier Bncrp of CA(8)	10.64	5,255	55.9	15.25	6.02	10.68	-0.37	70.24	-4.06	1.00	1.16	7.69	7.69	70.95
PBCI	Pamrapo Bancorp, Inc. of NJ	24.80	4,974	123.4	29.60	17.30	24.89	-0.36	40.67	-2.17	1.58	1.58	10.50	10.50	128.44
PFED	Park Bancorp of Chicago IL	31.11	1,150	35.8	35.05	24.70	31.11	0.00	15.22	7.05	2.11	1.90	26.37	26.37	233.92
PVSA	Parkvale Financial Corp of PA	27.60	5,612	154.9	30.73	22.15	26.40	4.55	24.16	2.79	1.83	1.63	18.60	16.60	286.64
PRTR	Partners Trust MHC of NY(46.4)(8)	22.14	14,218	145.9	41.49	17.35	24.43	-9.37	10.42	-34.88	0.96	0.94	12.65	10.03	92.72
PBHC	Pathfinder BC MHC of NY (36.8)*	15.50	2,504	14.3	21.00	13.69	17.40	-10.92	3.20	-16.03	0.66	0.50	8.70	6.83	111.00
PFSB	PennFed Fin. Services of NJ	29.38	6,703	196.9	36.95	25.37	29.41	-0.10	4.41	-12.30	1.75	1.77	17.54	17.27	270.99
PFDC	Peoples Bancorp of Auburn IN	25.60	3,372	86.3	28.00	19.80	24.51	4.45	26.42	6.67	1.56	1.45	19.03	18.18	147.25
PBCT	Peoples Bank MHC of CT (41.6)*	30.90	93,600	1,202.8	33.73	17.70	44.67	-30.83	71.57	42.40	1.78	0.54	12.38	11.18	113.99
PCBI	Peoples Community Bcrp. of OH	21.68	2,522	54.7	25.15	19.83	21.99	-1.41	-10.60	-3.64	1.48	1.39	18.52	16.32	292.90
PSFC	Peoples Sidney Fin. Corp of OH	15.77	1,433	22.6	18.50	13.25	16.42	-3.96	5.13	-0.69	0.67	0.67	12.18	12.18	95.46
PFSL	Pocahontas Bancorp, Inc. of AR	17.33	4,550	78.9	18.11	11.59	17.10	1.35	46.86	8.72	1.20	1.09	11.66	8.04	163.92
PBCP	Provident Bancorp, Inc. of NY	10.34	39,619	409.7	12.42	6.93	10.43	-0.86	46.25	-2.45	0.33	0.29	8.42	6.67	43.42
PROV	Provident Fin. Holdings of CA	25.00	7,206	180.2	26.00	18.75	24.91	0.36	22.85	3.39	2.33	0.62	14.22	14.19	161.27
PULB	Pulaski Fin Cp of St. Louis MO	17.00	5,458	92.8	20.44	11.26	18.04	-5.76	42.50	0.71	1.06	0.17	7.01	7.01	91.11
QCBC	Quaker City Bancorp, Inc of CA(8)	54.67	6,282	343.4	55.09	37.31	54.54	0.24	46.22	18.51	3.56	3.37	23.76	23.72	288.11
RPFG	Ranier Pacific Fin Group of WA	15.99	8,443	135.0	17.05	15.22	15.50	3.16	59.90	0.44	0.37	0.14	13.24	13.21	92.58
RIVR	River Valley Bancorp of IN	23.01	1,647	37.9	30.35	16.83	22.75	1.14	37.87	-21.81	1.61	0.90	13.88	13.86	154.87
RVSB	Riverview Bancorp, Inc. of WA	20.50	4,975	102.0	21.83	16.95	19.75	3.80	20.23	-3.57	1.32	1.19	13.10	11.10	104.62
ROME	Rome Bncp Inc MHC of NY (38.9)*	32.01	4,243	52.5	36.00	19.61	31.00	3.26	54.86	3.06	0.34	0.44	8.35	8.35	61.19
SCFS	Seacoast Fin Serv Corp of MA(8)*	33.68	25,922	873.1	35.38	18.81	32.87	2.46	75.60	23.05	1.52	1.50	15.30	10.69	171.78
SVBI	Severn Bancorp, Inc. of MD	29.05	4,159	120.8	34.20	21.55	29.01	0.14	29.23	-9.08	2.72	2.42	11.77	11.69	129.95
SOBI	Sobieski Bancorp of S. Bend IN	5.99	678	4.1	13.59	5.65	5.95	0.67	-53.92	-53.42	-7.34	-7.74	7.87	7.87	163.63
SFFS	Sound Fed Bancorp, Inc. of NY	12.84	13,177	169.2	17.35	12.65	13.03	-1.46	-4.89	-17.64	0.50	0.50	10.40	9.34	67.58
SSFC	South Street Fin. Corp. of NC*	10.00	3,080	30.8	10.95	9.05	9.99	0.10	8.70	-4.21	0.36	0.36	8.33	8.33	69.30
SMBC	Southern Missouri Bncrp of MO	16.00	2,312	37.0	17.50	12.19	15.43	3.69	31.26	15.52	1.23	2.22	11.47	10.21	130.28
STSA	Sterling Financial Corp of WA	31.21	22,559	704.1	35.42	19.64	29.46	5.94	48.55	0.32	1.73	1.59	19.07	12.43	270.19
STBI	Sturgis Bancorp, Inc. of MI	13.05	2,809	36.7	15.87	10.50	12.80	1.95	16.10	-8.03	0.93	0.53	10.38	8.52	102.29
SYNF	Synergy Financial Group of NJ	9.25	12,452	115.2	11.50	5.37	9.49	-2.53	67.27	-7.96	0.24	0.24	8.04	8.04	52.37
THRD	TF Fin. Corp. of Newtown PA	30.00	2,921	87.6	35.47	26.30	29.50	1.69	0.00	-12.28	-2.00	-2.04	18.99	17.39	207.72
TONE	TierOne Corp. of Lincoln NE	21.64	18,060	390.8	25.37	18.15	21.94	-1.37	9.02	-5.75	1.34	1.17	16.75	16.75	124.90

FINANCIAL, LC.
nancial Services Industry Consultants
00 North Moore Street, Suite 2210
lington, Virginia 22209
03) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 21, 2004

nancial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
SDAQ Listed OTC Companies (continued)														
BK Timberland Bancorp, Inc. of WA	22.28	3,903	87.0	24.95	20.90	21.80	2.20	5.09	-1.81	1.48	1.40	18.32	18.32	114.35
ST TrustCo Bank Corp NY of NY	12.45	74,322	925.3	14.25	10.66	12.39	0.48	14.75	-5.32	0.73	0.63	3.15	3.14	39.03
BC Union Community Bancorp of IN	17.75	2,100	37.3	19.60	16.15	17.85	-0.56	3.20	1.66	1.01	1.01	17.05	15.73	126.15
FC United Community Fin. of OH	12.00	31,134	373.6	13.99	8.94	11.70	2.56	33.93	5.17	0.75	0.50	7.80	6.61	66.92
PFC United PanAm Fin. Corp of CA	14.55	16,133	234.7	19.64	8.96	14.98	-2.87	60.07	-12.82	0.88	0.84	6.74	6.74	102.57
TBI United Tenn. Bankshares of TN	17.00	1,230	20.9	19.75	13.20	16.73	1.61	20.57	5.07	1.63	1.57	13.73	13.09	95.11
SFS WSFS Financial Corp. of DE(8)*	46.64	7,362	343.4	52.31	36.10	46.22	0.91	27.50	3.99	3.25	3.00	26.95	26.84	304.43
VFC WVS Financial Corp. of PA	18.16	2,497	45.3	19.98	16.50	18.10	0.33	2.60	3.77	0.97	0.97	11.83	11.83	160.26
SBI Warwick Community Bncrp of NY(8)*	30.63	4,499	137.8	35.30	28.17	31.01	-1.23	2.37	-10.96	0.69	0.60	16.69	16.17	165.96
FSL Washington Federal, Inc. of WA	23.02	78,499	1,807.0	26.44	20.13	22.72	1.32	13.74	-10.78	1.80	1.76	13.63	12.87	96.11
AYN Wayne Savings Bancshares of OH	15.99	3,907	62.5	21.00	12.70	15.80	1.20	20.41	-11.17	0.71	0.69	11.35	11.35	95.20
YPT Waypoint Financial Corp of PA(8)	26.80	33,359	894.0	27.53	17.00	26.25	2.10	55.81	23.56	1.25	0.93	12.06	11.44	159.77
CFB Wbstr Cty Fed MHC of IA (39.0)	14.00	3,772	20.6	17.25	10.09	14.16	-1.13	38.75	0.00	0.31	0.31	6.04	6.01	27.92
EFC Wells Fin. Corp. of Wells MN	26.97	1,163	31.4	34.79	22.16	26.09	3.37	17.77	-10.10	2.69	1.39	24.33	24.33	194.93
OFC Western Ohio Fin. Corp. of OH(8)	32.76	1,780	58.3	35.85	23.80	32.78	-0.06	33.71	2.12	1.41	1.17	24.92	24.92	224.46
GBC Willow Grove Bancorp Inc of PA	15.17	10,148	153.9	18.78	14.90	15.28	-0.72	-3.99	-14.58	0.63	0.44	10.84	10.75	83.52

FINANCIAL, LC.
nancial Services Industry Consultants
00 North Moore Street, Suite 2210
lington, Virginia 22209
03) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of May 21, 2004

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
nancial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
rket Averages. SAIF-Insured Thrifts(no MHCs)																		
IF-Insured Thrifts(159)	10.36	9.73	0.84	9.34	5.81	0.66	7.14	0.72	173.86	1.04	16.83	145.39	14.76	156.83	19.05	0.45	2.12	32.15
'SE Traded Companies(11)	7.38	6.69	1.22	17.12	8.51	0.95	12.75	0.47	174.37	1.05	13.18	187.33	13.87	211.83	17.09	0.56	1.77	20.15
IEX Traded Companies(10)	8.37	8.18	0.85	9.82	6.59	0.64	7.19	0.63	268.06	0.85	15.08	141.97	11.71	146.33	15.95	0.49	2.30	31.73
SDAQ Listed OTC Companies(138)	10.77	10.12	0.80	8.60	5.51	0.63	6.63	0.75	167.99	1.05	17.34	141.84	15.06	152.61	19.49	0.44	2.14	33.43
alifornia Companies(15)	7.47	7.34	1.12	14.98	7.22	0.94	12.87	0.25	241.53	1.23	14.87	180.67	14.53	183.41	16.91	0.39	1.28	17.66
lorida Companies(7)	7.95	7.57	0.96	11.59	5.62	0.91	10.92	0.39	246.57	0.85	18.98	204.65	16.31	215.31	20.59	0.25	1.07	18.85
id-Atlantic Companies(34)	9.52	8.78	0.81	9.28	5.36	0.62	6.30	0.31	236.49	1.09	17.12	152.97	14.77	168.75	17.92	0.46	2.18	32.82
id-West Companies(76)	11.00	10.50	0.76	8.45	5.90	0.57	6.31	1.02	115.61	0.97	17.15	133.14	14.45	141.56	20.34	0.48	2.39	37.47
ew England Companies(4)	11.23	8.42	0.74	8.34	5.57	0.53	5.03	0.11	565.63	1.06	17.07	135.41	14.41	175.06	17.36	0.58	1.93	31.48
orth-West Companies(7)	11.89	10.53	1.17	10.33	5.95	1.00	8.81	0.44	347.04	1.26	15.77	146.74	17.12	175.66	15.95	0.49	2.29	39.54
outh-East Companies(12)	12.97	12.58	0.94	8.49	5.53	0.77	6.90	0.75	144.81	1.02	15.56	139.49	16.45	145.10	16.94	0.46	2.36	28.75
outh-West Companies(3)	8.34	7.30	0.54	6.74	5.06	0.32	3.91	0.34	107.52	0.47	15.30	133.19	11.22	153.75	15.53	0.17	0.77	11.74
estern Companies (Excl CA)(1)	4.06	4.06	0.10	2.43	2.21	0.10	2.53	2.77	21.42	2.91	NM	107.87	4.38	107.87	NM	0.00	0.00	0.00
hrift Strategy(150)	10.54	9.95	0.82	9.10	5.72	0.66	7.06	0.72	172.07	1.04	16.98	143.58	14.85	153.02	18.98	0.46	2.16	32.89
ortgage Banker Strategy(7)	7.50	6.01	1.00	13.16	6.96	0.67	8.73	0.47	238.93	1.14	15.30	177.04	13.52	229.19	18.37	0.32	1.26	19.29
eal Estate Strategy(2)	8.14	8.13	0.99	11.86	7.49	0.58	6.97	1.47	38.75	0.59	13.41	154.60	12.57	154.76	24.25	0.38	2.51	34.14
ompanies Issuing Dividends(139)	10.58	10.02	0.89	9.43	5.95	0.72	7.50	0.67	180.04	0.98	16.74	146.45	15.01	156.91	19.02	0.50	2.37	36.20
ompanies Without Dividends(20)	8.42	7.26	0.35	8.53	4.58	0.12	3.87	1.17	110.91	1.49	18.04	135.85	12.59	156.05	19.42	0.00	0.00	0.00
quity/Assets <6%(12)	5.19	4.96	0.36	13.28	6.65	-0.07	4.32	1.43	66.14	1.12	17.89	157.54	9.72	163.80	19.95	0.27	1.26	19.11
quity/Assets 6-12%(106)	8.79	8.18	0.91	10.47	6.30	0.74	8.52	0.70	169.58	1.05	15.55	153.18	13.54	167.17	18.11	0.48	2.14	30.63
quity/Assets >12%(41)	15.82	15.05	0.81	5.44	4.37	0.70	4.59	0.58	207.19	0.96	20.30	123.03	19.32	129.77	21.78	0.44	2.32	41.54
onverted Last 3 Mths (no MHC)(1)	21.85	14.01	0.60	2.73	2.40	0.65	2.98	0.22	320.56	1.35	NM	113.73	24.85	177.42	NM	0.00	0.00	0.00
ctively Traded Companies(12)	8.50	7.19	1.11	13.56	6.43	1.27	15.54	0.78	101.55	0.91	15.95	185.33	15.49	227.52	15.80	0.56	2.11	26.94
arket Value Below $20 Million(11)	8.77	8.63	0.14	6.71	5.71	-0.05	4.63	1.82	65.27	1.13	16.74	114.19	9.91	116.27	17.54	0.29	1.92	33.20
olding Company Structure(157)	10.35	9.73	0.83	9.28	5.77	0.65	7.09	0.72	173.86	1.04	16.90	145.35	14.75	156.86	19.13	0.45	2.11	32.23
ssets Over $1 Billion(52)	9.40	8.40	1.05	12.47	6.37	0.83	9.78	0.49	195.91	1.16	16.06	169.48	15.86	189.69	19.33	0.44	1.85	25.72
ssets $500 Million-$1 Billion(36)	9.37	8.72	0.79	8.68	5.71	0.59	5.70	0.51	226.96	0.95	16.01	140.92	13.06	153.15	18.27	0.47	2.09	34.39
ssets $250-$500 Million(33)	11.11	10.67	0.88	8.64	6.13	0.74	7.07	0.79	176.41	0.92	16.79	137.09	14.82	144.01	17.72	0.47	2.36	36.14
ssets less than $250 Million(38)	12.01	11.78	0.55	6.21	4.81	0.41	4.97	1.19	84.37	1.06	18.95	125.45	14.90	128.44	20.76	0.43	2.29	36.35
oodwill Companies(98)	9.92	9.02	0.88	9.60	5.80	0.68	7.08	0.58	199.19	1.02	16.59	147.75	14.69	165.34	19.08	0.47	2.12	32.20
on-Goodwill Companies(61)	11.09	10.94	0.75	8.88	5.82	0.61	7.26	0.96	133.22	1.06	17.24	141.48	14.87	142.68	18.99	0.43	2.11	32.07
cquirors of FSLIC Cases(6)	8.73	8.24	1.05	11.95	6.60	1.39	16.30	1.04	68.15	0.81	15.80	168.11	14.54	179.64	16.18	0.56	2.19	22.41

1) Average of high/low or bid/ask price per share.
2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
6) Annualized, based on last regular quarterly cash dividend announcement.
7) Indicated dividend as a percent of trailing twelve month earnings.
8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

ource: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 21, 2004

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(25)	11.87	11.05	1.05	10.34	5.70	0.96	9.28	0.15	418.52	1.05	18.42	164.77	18.56	173.01	19.86	0.51	2.40	39.92
NYSE Traded Companies(3)	16.08	11.96	1.53	11.54	4.88	1.56	11.80	0.11	364.50	0.81	22.93	153.60	23.97	134.86	23.21	0.62	2.93	55.30
AMEX Traded Companies(3)	8.72	8.23	0.83	9.29	6.28	0.68	7.46	0.22	356.14	1.13	16.93	148.39	13.12	157.03	20.35	0.42	1.62	26.39
NASDAQ Listed OTC Companies(19)	11.74	11.29	1.02	10.32	5.73	0.92	9.19	0.15	451.78	1.07	18.01	168.21	18.56	177.39	19.32	0.51	2.43	39.66
Mid-Atlantic Companies(9)	12.69	10.44	1.29	12.21	5.84	1.22	11.39	0.17	415.22	0.87	19.29	174.29	20.62	193.59	20.92	0.53	2.65	46.91
New England Companies(12)	11.78	11.50	0.92	9.27	5.67	0.83	8.10	0.10	445.18	1.13	17.47	158.04	17.86	164.90	18.45	0.54	2.19	37.15
North-West Companies(3)	10.49	10.47	1.17	12.18	6.20	1.01	10.61	0.26	373.48	1.33	16.38	183.03	18.15	183.38	18.87	0.41	2.05	34.25
South-East Companies(1)	12.02	12.02	0.51	4.37	3.60	0.51	4.37	0.00	0.00	0.42	27.78	120.05	14.43	120.05	27.78	0.40	4.00	0.00
Thrift Strategy(24)	11.87	11.05	1.05	10.34	5.70	0.96	9.28	0.15	418.52	1.05	18.42	164.77	18.56	173.01	19.86	0.51	2.40	39.92
Companies Issuing Dividends(25)	11.87	11.05	1.05	10.34	5.70	0.96	9.28	0.15	418.52	1.05	18.42	164.77	18.56	173.01	19.86	0.51	2.40	39.92
Equity/Assets <6%(1)	5.94	5.94	1.02	17.37	6.95	0.91	15.47	0.17	541.36	1.12	14.40	229.22	13.63	229.22	16.17	0.28	1.19	17.07
Equity/Assets 6-12%(17)	8.67	8.27	0.96	11.16	6.34	0.86	9.77	0.12	480.95	1.01	16.59	169.89	14.45	181.30	17.99	0.56	2.27	36.68
Equity/Assets >12%(7)	18.21	16.56	1.21	7.94	4.41	1.14	7.55	0.20	294.18	1.10	22.75	146.77	26.31	147.06	23.90	0.46	2.79	52.28
Actively Traded Companies(5)	10.68	10.55	1.09	10.29	6.43	1.06	10.03	0.03	727.32	1.17	15.76	153.06	16.24	154.98	16.27	0.64	2.44	39.15
Holding Company Structure(22)	12.50	11.55	1.05	9.90	5.45	0.98	9.17	0.15	441.70	1.05	19.21	163.06	19.26	172.44	19.69	0.49	2.42	41.43
Assets Over $1 Billion(11)	15.90	14.12	1.23	10.03	5.01	1.19	9.80	0.11	484.45	0.92	20.28	166.07	24.46	180.30	20.88	0.53	2.54	47.85
Assets $500 Million-$1 Billion(5)	9.78	9.45	1.16	12.78	6.25	1.03	11.50	0.25	362.69	1.28	16.18	192.49	17.82	203.18	18.15	0.48	2.13	34.98
Assets $250-$500 Million(6)	8.43	8.30	0.85	10.04	6.52	0.75	8.42	0.16	304.51	1.14	16.55	150.44	12.48	152.85	16.56	0.55	2.07	33.53
Assets less than $250 Million(3)	10.29	10.27	0.71	7.63	4.89	0.52	5.31	0.04	0.00	0.81	21.97	147.08	14.67	147.58	27.96	0.40	3.32	42.55
Goodwill Companies(17)	10.98	9.72	1.12	11.13	6.02	1.00	9.85	0.15	428.53	0.99	17.80	167.96	17.81	181.28	20.46	0.55	2.40	40.97
Non-Goodwill Companies(8)	13.53	13.53	0.93	8.88	5.09	0.88	8.20	0.16	373.48	1.15	19.75	158.83	19.94	158.83	18.31	0.45	2.40	37.18

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 21, 2004

Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Key Financial Ratios: Reported Earnings ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(14)	14.79	14.20	0.60	4.54	2.30	0.54	4.01	0.60	149.80	0.86	22.59	196.17	28.93	209.07	25.17	0.51	2.57	32.24
BIF-Insured Thrifts(5)	11.16	10.61	0.87	9.33	3.21	0.65	6.63	0.34	152.84	0.87	23.95	198.61	31.30	223.80	32.20	0.61	2.23	60.91
AMEX Traded Companies(2)	17.12	17.12	0.64	3.61	2.24	0.59	3.35	0.62	121.25	1.13	NM	161.60	27.58	161.60	NM	0.23	1.57	57.14
NASDAQ Listed OTC Companies(17)	13.37	12.71	0.68	6.15	2.59	0.57	4.91	0.51	155.57	0.83	23.27	201.63	29.84	219.00	27.98	0.58	2.59	43.46
California Companies(1)	9.24	9.24	0.25	2.73	1.31	0.27	2.90	0.00	0.00	0.49	NM	207.85	19.21	207.85	NM	0.00	0.00	0.00
Mid-Atlantic Companies(11)	12.03	11.28	0.70	6.69	2.82	0.66	6.23	0.52	183.12	0.79	24.46	191.92	27.35	215.29	27.98	0.44	2.18	47.09
Mid-West Companies(4)	16.77	16.45	0.62	3.51	1.98	0.55	2.72	0.60	59.90	0.68	NM	183.27	30.91	189.13	NM	0.80	3.88	0.00
New England Companies(2)	13.27	12.75	0.95	9.69	3.76	0.43	3.84	0.34	181.94	1.13	17.36	208.83	26.74	222.23	NM	0.68	2.38	61.16
South-East Companies(1)	24.89	24.31	0.62	2.61	0.98	0.37	1.55	0.64	100.85	2.10	NM	252.09	62.74	258.08	NM	0.80	2.46	0.00
Thrift Strategy(18)	13.95	13.40	0.63	5.25	2.36	0.58	4.72	0.54	146.57	0.86	24.46	193.09	29.73	207.52	27.98	0.50	2.40	42.46
Diversified Strategy(1)	10.86	9.81	1.44	16.44	5.76	0.44	4.99	0.31	203.88	0.95	17.36	249.60	27.11	276.39	NM	1.16	3.75	65.17
Companies Issuing Dividends(17)	13.35	12.70	0.72	6.31	2.72	0.60	5.03	0.52	150.67	0.92	23.27	196.49	29.13	213.87	27.98	0.61	2.79	57.84
Companies Without Dividends(2)	17.25	17.25	0.37	2.33	1.17	0.38	2.42	0.00	0.00	0.43	NM	197.55	33.26	197.55	NM	0.00	0.00	0.00
Equity/Assets 6-12%(10)	9.02	8.34	0.66	7.55	2.94	0.50	5.69	0.54	129.97	0.79	23.41	208.93	21.23	230.45	27.91	0.66	2.62	49.67
Equity/Assets >12%(9)	19.74	19.28	0.70	3.77	2.06	0.65	3.55	0.50	178.26	0.95	22.60	180.81	40.03	187.89	28.25	0.39	2.29	28.57
Holding Company Structure(16)	13.51	12.89	0.67	5.64	2.52	0.61	5.03	0.54	146.57	0.91	24.46	192.41	29.26	209.06	27.98	0.57	2.72	56.61
Assets Over $1 Billion(6)	12.69	11.87	0.90	9.68	3.12	0.61	6.75	0.37	106.89	0.84	23.47	233.05	34.00	262.19	28.76	1.01	3.34	56.30
Assets $500 Million-$1 Billion(4)	14.12	14.02	0.31	2.13	1.14	0.30	2.01	0.27	179.22	0.71	NM	188.57	26.22	191.58	NM	0.18	1.09	19.05
Assets $250-$500 Million(7)	12.57	11.74	0.65	5.61	2.97	0.59	4.90	0.72	212.06	1.00	23.07	178.77	25.54	197.68	27.46	0.43	2.35	59.61
Assets less than $250 Million(2)	20.10	20.04	0.97	4.72	2.47	0.94	4.60	0.66	78.08	0.73	NM	193.46	39.47	194.04	NM	0.47	3.50	0.00
Goodwill Companies(9)	12.50	11.20	0.70	6.61	3.12	0.46	4.12	0.50	177.69	1.10	21.37	195.47	26.13	225.87	27.79	0.58	3.15	56.26
Non-Goodwill Companies(8)	12.09	12.09	0.66	5.95	2.21	0.66	5.91	0.54	123.64	0.75	27.07	208.96	29.92	208.96	28.26	0.61	2.18	47.21
MHC Institutions(19)	13.78	13.20	0.68	5.87	2.55	0.57	4.74	0.52	150.67	0.86	23.27	196.63	29.59	211.83	27.98	0.54	2.48	44.98
MHC Converted Last 3 Months(2)	17.25	17.25	0.37	2.33	1.17	0.38	2.42	0.00	0.00	0.43	NM	197.55	33.26	197.55	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 21, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (x)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.37	5.55	0.85	13.19	6.63	0.80	12.38	0.12	313.43	0.65	15.09	199.73	12.71	229.20	16.07	1.00	2.72	40.98
BBX	BankAtlantic Bancorp of FL	9.05	7.19	1.32	14.97	7.82	1.50	17.01	0.32	296.14	1.22	12.79	207.85	18.81	261.53	11.26	0.13	0.86	11.02
CFB	Commercial Federal Corp. of NE	6.17	4.72	0.67	11.24	7.70	0.44	7.35	0.87	91.99	1.24	12.99	145.90	9.01	190.82	19.87	0.54	2.00	25.96
DSL	Downey Financial Corp. of CA	6.83	6.81	0.67	9.03	5.70	0.37	4.99	0.40	59.84	0.29	17.53	152.71	10.44	153.22	31.76	0.40	0.79	13.89
FED	FirstFed Financial Corp. of CA	8.74	8.61	1.37	15.23	9.27	1.34	14.94	0.06	NA	1.61	10.79	152.49	13.33	154.83	10.99	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.52	5.52	2.34	42.55	20.27	0.47	8.49	0.81	41.58	0.50	4.93	183.53	10.12	183.53	24.73	1.00	4.93	24.33
GDW	Golden West Fin. Corp. of CA	7.21	7.21	1.48	20.14	7.20	3.18	43.36	0.48	69.16	0.36	13.89	254.77	18.37	254.77	6.45	0.40	0.38	5.33
GPT	GreenPoint Fin. Corp. of NY(8)*	8.17	6.51	1.99	24.18	9.01	0.60	7.25	1.14	28.67	0.76	11.10	260.45	21.28	326.72	NM	1.20	3.12	34.58
NDE	IndyMac Bancorp, Inc. of CA	7.28	7.05	1.47	18.25	9.65	-0.78	-9.63	0.75	47.98	0.78	10.36	173.11	12.60	178.79	NM	1.20	3.80	39.34
NYB	New York Community Bcrp of NY*	12.82	5.12	2.22	18.92	6.48	2.30	19.58	0.11	261.84	0.72	15.44	176.08	22.57	NM	14.92	1.00	4.53	69.93
PFB	PFF Bancorp, Inc. of Pomona CA	8.64	8.61	1.28	14.25	6.68	1.23	13.69	NA	NA	0.97	14.98	199.69	17.26	200.52	15.59	0.80	2.09	31.37
PFS	Provident Fin. Serv. Inc of NJ*	19.34	18.80	0.85	4.17	3.29	0.82	4.03	0.10	467.15	0.91	30.42	131.12	25.36	134.86	31.49	0.24	1.34	40.68
SOV	Sovereign Bancorp, Inc. of PA	7.50	4.52	0.98	13.27	6.17	0.84	11.43	0.52	144.17	1.27	16.20	200.19	15.00	332.18	18.80	0.12	0.57	9.23
WES	Westcorp of Irvine CA	7.85	7.84	1.02	16.21	6.50	1.02	16.21	0.41	505.05	2.67	15.38	190.69	14.96	190.77	15.38	0.56	1.31	20.22
AMEX Traded Companies																			
BHL	Berkshire Hills Bancorp of MA*	10.12	9.31	0.84	8.05	4.75	0.80	7.71	0.24	289.99	1.18	21.06	161.33	16.32	175.33	21.99	0.48	1.38	29.09
BFD	BostonFed Bancorp, Inc. of MA	5.73	4.71	0.36	6.14	4.20	-0.05	-0.93	NA	NA	1.20	23.81	142.05	8.14	173.01	NM	0.64	2.13	50.79
CNY	Carver Bancorp, Inc. of NY	7.82	7.82	0.89	11.58	9.33	0.87	11.35	0.22	343.75	1.16	10.71	117.95	9.22	117.95	10.93	0.20	0.92	9.85
EFC	EFC Bancorp, Inc of Elgin IL	8.83	8.83	0.86	9.74	6.67	0.78	8.79	0.28	148.93	0.54	15.00	139.85	12.35	139.85	16.62	0.60	2.44	36.59
FCB	Falmouth Bancorp, Inc. of MA(8)*	10.99	10.99	0.25	2.32	1.21	-0.16	-1.47	NA	NA	0.90	NM	191.22	21.02	191.22	NM	0.52	1.43	NM
FDT	Federal Trust Corp of FL	5.69	5.69	0.65	11.08	5.45	0.53	9.07	0.93	73.15	0.79	18.34	195.87	11.14	195.87	22.42	0.08	0.99	18.18
GAF	GA Financial Corp., Inc. of PA(8)	10.78	10.78	0.70	6.51	3.55	0.62	5.77	0.14	375.46	0.91	28.19	180.99	19.51	180.99	31.77	0.80	2.29	64.52
GOV	Gouverneur Bcp MHC of NY(42.5)	18.56	18.56	0.83	4.27	2.73	0.78	4.02	0.86	82.50	0.94	NM	155.13	28.79	155.13	NM	0.26	2.15	NM
NBN	Northeast Bancorp of Auburn ME*	7.32	7.15	0.82	10.53	7.81	0.56	7.21	0.20	422.29	1.07	12.80	135.45	9.91	138.73	18.70	0.36	1.85	23.68
SZB	SouthFirst Bancshares of AL	8.76	8.35	0.09	1.04	1.13	-0.44	-4.87	2.00	44.85	1.34	NM	98.64	8.64	103.43	NM	0.60	3.75	NM
TSH	Teche Hlding Cp of N Iberia LA	10.12	10.12	1.16	10.96	7.87	1.09	10.29	0.31	186.97	0.86	12.71	137.45	13.91	137.45	13.54	0.80	2.25	28.57
WSB	Washington SB, FSB of Bowie MD	10.61	10.61	1.92	18.46	11.89	1.55	14.93	NA	NA	0.62	8.41	151.64	16.08	151.64	10.39	0.24	2.59	21.82
WFD	Westfield Finl MHC of MA(46.5)*	15.69	15.69	0.45	2.95	1.75	0.41	2.69	0.37	159.99	1.31	NM	168.07	26.37	168.07	NM	0.20	1.00	57.14
WFI	Winton Financial Corp. of OH	7.88	7.86	0.91	11.18	7.00	0.71	8.73	NA	NA	0.48	14.29	157.40	12.40	157.73	18.29	0.45	3.00	42.86
WRO	Woronoco Bancorp, Inc. of MA	9.86	9.64	0.81	8.22	5.77	0.73	7.33	0.05	810.70	0.64	17.33	136.87	13.50	140.03	19.44	0.79	2.60	45.14
NASDAQ Listed OTC Companies																			
AMFC	AMB Fin. Corp. of Munster IN	8.38	8.38	0.74	9.13	6.76	0.80	9.85	1.74	40.20	0.85	14.78	129.87	10.88	129.87	13.71	0.24	1.41	20.87
ASBP	ASB Financial Corp. of OH	10.62	10.62	1.34	12.59	5.32	1.31	12.28	0.99	69.40	0.87	18.80	228.08	24.22	228.08	19.26	0.56	2.40	45.16
AABC	Access Anytime Bancorp of NM	7.62	6.87	0.59	7.96	6.50	0.02	0.27	0.46	108.46	0.63	15.39	117.90	8.98	130.85	NM	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV	6.70	4.74	0.81	12.84	10.56	0.65	10.31	NA	NA	0.60	9.47	116.33	7.80	164.60	11.79	0.40	2.25	21.28
ALLB	Alliance Bank MHC of PA (20.0)	9.38	9.38	0.58	6.19	2.15	0.58	6.19	1.61	39.34	1.14	NM	286.78	26.91	286.78	NM	0.36	1.23	57.14
ASBI	Ameriana Bancorp of IN	9.23	9.06	0.49	5.47	4.59	1.10	12.22	3.11	24.31	1.62	21.78	118.29	10.91	120.50	9.74	0.64	4.32	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.15	7.57	1.34	16.36	7.96	0.76	9.22	NA	NA	0.92	12.57	203.84	16.61	219.54	22.29	0.44	1.66	20.85
ALFC	Atlantic Liberty Fincl of NY	16.39	16.39	0.89	5.31	4.76	0.89	5.31	0.11	334.48	0.51	21.00	110.46	18.11	110.46	21.00	0.24	1.31	27.59
BCSB	BCSB Bankcorp MHC of MD (36.4)	6.27	5.90	0.06	0.91	0.47	0.04	0.52	0.17	198.45	0.67	NM	191.12	11.99	203.15	NM	0.50	3.37	NM
BKMU	Bank Mutual Corp of WI	24.84	22.80	0.93	3.76	3.29	0.93	3.76	0.32	137.30	0.78	30.35	114.16	28.35	124.34	30.35	0.16	1.55	47.06
BKUNA	BankUnited Fin. Corp. of FL	6.17	5.80	0.62	10.15	5.77	0.50	8.15	0.33	89.74	0.49	17.34	161.64	9.97	171.88	21.60	0.00	0.00	0.00
BRBI	Blue River Bancshares of IN	8.23	6.56	0.26	2.70	1.82	0.10	0.98	1.96	42.20	1.18	NM	123.98	10.20	155.53	NM	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	4.73	4.73	0.70	10.34	8.47	0.66	9.79	0.03	NA	0.62	11.80	164.16	7.77	164.16	12.48	0.15	1.15	13.51
BRKL	Brookline Bancorp, Inc. of MA*	37.44	37.44	1.31	3.20	2.32	1.19	2.91	0.01	NA	1.45	NM	140.65	52.67	140.65	NM	0.34	2.39	NM
CITZ	CFS Bancorp, Inc of Munster IN	10.19	10.10	0.27	2.69	2.60	0.17	1.74	1.58	45.84	1.15	NM	101.40	10.33	102.35	NM	0.44	3.37	NM
CKFB	CKF Bancorp of Danville KY	10.32	9.57	1.08	10.67	6.95	1.08	10.67	NA	NA	0.49	14.39	147.49	15.22	159.02	14.39	0.48	3.15	45.28
CAFI	Camco Fin Corp of Cambridge OH	8.80	8.52	0.51	5.75	5.24	0.31	3.42	1.46	35.29	0.67	19.09	111.70	9.83	115.35	32.11	0.58	4.10	NM
CFFN	Capitol Fd Fn MHC of KS (29.2)	11.47	11.47	0.29	2.57	1.12	0.28	2.49	0.14	36.90	0.10	NM	229.82	26.36	229.82	NM	2.00	6.60	NM
CEBK	Central Bncrp of Somerville MA*	9.01	8.54	0.75	8.40	6.26	0.69	7.70	NA	NA	0.99	15.98	133.38	12.02	140.67	17.43	0.48	1.39	22.22
GCFC	Central Federal Corp. of OH	18.55	18.55	-2.19	-12.34	-9.03	-1.53	-8.65	0.83	46.27	0.67	NM	132.14	24.52	132.14	NM	0.36	2.78	NM
CHFN	Charter Fincl MHC of GA (19.0)	24.89	24.31	0.62	2.61	0.98	0.37	1.55	0.64	100.85	2.10	NM	252.09	62.74	258.08	NM	0.80	2.46	NM
CFSL	Chesterfield Financial of IL	20.45	20.32	0.62	3.07	2.08	0.62	3.07	0.10	344.71	0.89	NM	145.76	29.81	146.68	NM	0.32	1.15	55.17
CHEV	Cheviot Fin Cp MHC of OH(45.0)	26.06	26.06	0.84	3.23	2.29	0.81	3.10	NA	NA	0.41	NM	141.24	36.81	141.24	NM	0.20	1.91	NM
CTZN	Citizens First Bancorp of MI	14.45	14.45	1.17	8.05	6.68	1.17	8.05	0.40	267.65	1.24	14.96	116.47	16.83	116.47	14.96	0.36	1.63	24.32
CFSB	Citizens First Fin Corp. of IL	9.44	9.44	0.46	5.02	4.32	0.22	2.42	1.39	66.46	1.20	23.15	114.42	10.80	114.42	NM	0.40	1.60	37.04
CSBC	Citizens South Banking of NC	17.27	15.72	0.54	3.12	2.49	0.31	1.75	0.11	558.29	1.01	NM	126.95	21.92	139.48	NM	0.26	2.02	NM
CSBK	Clifton Svg Bp MHC of NJ(45.0)	25.26	25.26	0.49	1.94	1.03	0.49	1.94	NA	NA	0.36	NM	187.26	47.31	187.26	NM	0.00	0.00	0.00
CFCP	Coastal Fin. Corp. of SC	6.42	6.42	1.08	16.92	6.44	0.96	15.00	NA	NA	1.41	15.53	242.81	15.58	242.81	17.53	0.20	1.46	22.73
CCBI	Commercial Capital Bcrp of CA	5.81	5.15	1.50	23.77	4.70	1.33	20.99	NA	NA	0.33	21.30	NM	25.19	NM	24.12	0.00	0.00	0.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 21, 2004

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
CFFC	Community Fin. Corp. of VA	8.75	8.73	1.06	11.97	8.04	1.08	12.13	0.58	118.55	0.83	12.44	143.17	12.52	143.39	12.28	0.40	2.06	25.64
CIBI	Community Inv. Bncp. Inc of OH	11.02	11.02	0.72	6.73	5.38	0.66	6.14	0.75	66.89	0.63	18.59	121.79	13.42	121.79	20.37	0.34	2.29	42.50
DCOM	Dime Community Bancshare of NY*	8.17	6.51	1.60	18.08	7.91	1.51	17.14	0.04	NA	0.66	12.64	229.85	18.79	288.59	13.34	0.56	3.31	41.79
DFBS	Dutchfork Bancshares Inc of SC(8)	14.36	14.36	1.57	10.94	8.09	1.25	8.67	0.47	35.37	0.65	12.36	134.76	19.35	134.76	15.60	0.00	0.00	0.00
ESBF	ESB Financial Corp. of PA	7.09	6.54	0.64	8.68	6.31	0.56	7.58	0.22	135.57	1.21	15.84	139.62	9.90	151.45	18.13	0.40	3.20	50.63
ESBK	Elmira Svgs Bank, FSB of NY*	7.77	7.57	0.86	11.29	7.45	0.55	7.23	0.36	186.73	1.10	13.41	148.29	11.52	152.16	20.95	0.76	2.37	31.80
EVRT	Evertrust Fin. Grp, Inc. of WA*	12.80	12.80	0.94	7.21	5.21	0.83	6.32	0.57	205.59	1.35	19.19	136.34	17.46	136.34	21.89	0.44	2.36	45.36
FFDF	FFD Financial Corp of Dover OH	12.34	12.34	0.70	5.63	5.62	0.32	2.56	0.72	79.00	0.70	17.78	99.15	12.23	99.15	NM	0.42	2.99	53.16
FFLC	FFLC Bancorp of Leesburg FL	8.04	8.04	0.96	11.95	6.60	0.88	11.02	0.57	100.80	0.72	15.14	174.01	13.98	174.01	16.41	0.52	2.04	30.95
FFWC	FFW Corporation of Wabash IN	10.14	9.73	1.02	10.49	8.24	0.81	8.32	0.84	121.57	1.86	12.14	123.12	12.49	128.28	15.30	0.64	2.79	33.86
FMCO	FMS Fin Corp. of Burlington NJ	5.20	4.95	0.53	10.43	5.99	0.52	10.22	0.39	91.34	1.09	16.69	164.71	8.57	172.98	17.03	0.12	0.73	12.12
FFHH	FSF Financial Corp. of MN(8)	10.23	9.29	0.93	9.69	5.99	0.40	4.19	1.47	22.49	0.47	16.68	156.66	16.02	172.47	NM	1.40	4.03	67.31
FSBI	Fidelity Bancorp, Inc. of PA	6.68	6.22	0.70	10.36	7.76	0.58	8.65	NA	NA	1.08	12.88	133.67	8.93	143.44	15.44	0.44	2.10	26.99
FFFL	Fidelity Bankshares, Inc of FL	5.95	5.88	0.63	10.22	3.59	0.63	10.22	NA	NA	0.51	27.85	267.87	15.93	271.04	27.85	0.40	1.17	32.52
FFED	Fidelity Fed. Bancorp of IN(8)	7.62	7.62	0.12	1.92	1.11	-0.31	-4.81	NA	NA	0.70	NM	129.50	9.87	129.50	NM	0.00	0.00	0.00
FBTC	First BancTrust Corp of IL	11.86	11.86	0.75	6.30	5.12	0.51	4.31	1.03	94.25	2.03	19.54	119.66	14.19	119.66	28.56	0.48	1.85	36.09
FBEI	First Bancorp of Indiana of IN	14.22	13.25	0.75	4.82	4.42	0.37	2.35	0.22	216.81	0.74	22.61	108.71	15.46	116.69	NM	0.57	2.80	63.33
FBSI	First Bancshares, Inc. of MO	10.01	9.82	0.87	8.87	6.88	0.84	8.49	1.18	35.79	0.68	14.54	124.47	12.46	126.86	15.19	0.16	0.78	11.35
FCAP	First Capital, Inc. of IN	10.73	9.27	0.92	8.41	5.28	0.91	8.34	1.35	44.01	0.79	18.95	152.30	16.34	176.29	19.11	0.60	2.55	48.39
FCFL	First Community Bk Corp of FL	10.03	9.83	0.88	7.98	4.00	0.83	7.49	0.10	NA	1.27	25.00	193.05	19.36	197.04	26.67	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	12.27	10.41	1.17	9.61	7.54	0.72	5.87	0.26	336.65	1.20	13.26	123.44	15.15	145.55	21.72	0.80	3.26	43.24
FFBH	First Fed. Bancshares of AR	10.84	10.84	1.04	9.86	6.80	0.90	8.55	0.60	40.42	0.32	14.71	140.65	15.25	140.65	16.95	0.40	2.00	29.41
FTFC	First Fed. Capital Corp. of WI(8)	7.59	5.16	1.07	14.27	5.84	0.17	2.21	0.35	105.77	0.54	17.11	209.48	15.90	308.01	NM	0.60	2.26	38.71
FFBI	First Federal Bancshares of IL	12.89	12.40	0.85	6.29	4.46	0.85	6.29	0.42	67.71	0.73	22.42	145.32	18.73	151.04	22.42	0.44	1.32	29.53
FFSX	First Federal Bankshares of IA	11.42	8.46	0.88	7.87	6.42	0.74	6.64	1.37	57.16	1.15	15.58	119.83	13.69	161.84	18.47	0.36	1.57	24.49
FFBZ	First Federal Bncrp, Inc of OH	9.06	9.06	0.76	8.20	6.33	0.69	7.45	0.31	208.63	0.73	15.80	125.76	11.40	125.76	17.38	0.24	2.76	43.64
FFCH	First Fin. Holdings Inc. of SC	6.91	6.01	1.07	15.21	6.60	0.89	12.61	0.56	106.23	0.81	15.14	222.69	15.40	256.21	18.26	0.88	2.92	44.22
FFHS	First Franklin Corp. of OH	8.76	8.76	0.48	5.50	4.51	0.23	2.68	1.04	48.79	0.70	22.19	120.18	10.53	120.18	NM	0.32	1.80	40.00
FKFS	First Keystone Fin., Inc of PA	5.80	5.80	0.47	8.09	5.07	0.21	3.54	0.51	71.86	0.71	19.71	157.07	9.11	157.07	NM	0.44	1.63	32.12
CASH	First Midwest Fin., Inc. of IA	6.35	5.90	0.56	9.49	7.32	0.64	10.81	0.90	75.01	1.36	13.66	121.64	7.72	130.85	11.99	0.52	2.21	30.23
FMSB	First Mutual Bncshrs Inc of WA*	5.94	5.94	1.02	17.37	6.95	0.91	15.47	0.17	541.36	1.12	14.40	229.22	13.63	229.22	16.17	0.28	1.19	17.07
FNFG	First Niagara Fin. Group of NY*	20.30	17.08	1.05	5.72	3.56	1.03	5.59	0.34	242.15	1.33	28.12	139.61	28.33	165.84	28.79	0.28	2.32	65.12
FNFI	First Niles Fin., Inc. of OH	16.56	16.56	1.05	6.24	4.16	0.90	5.34	1.09	70.25	1.84	24.07	153.57	25.43	153.57	28.14	0.60	3.28	NM
FPTB	First PacTrust Bancorp of CA	12.30	12.30	0.74	5.04	4.16	0.74	5.04	NA	NA	0.70	24.02	129.62	15.95	129.62	24.02	0.40	1.85	44.44
FFFC	First Place Fin. Corp. of OH	11.51	10.11	1.09	9.52	7.89	0.57	4.94	0.88	72.67	1.04	12.67	117.18	13.48	133.31	24.42	0.56	3.32	42.11
FSFF	First SecurityFed Fin of IL(8)	17.37	17.36	1.71	10.24	5.77	1.71	10.24	0.56	110.29	0.99	17.32	165.38	28.72	165.46	17.32	0.68	1.93	33.50
FSLA	First Sentinel Bancorp of NJ(8)	10.32	10.16	0.91	9.34	3.59	1.08	11.08	0.06	973.76	1.03	27.83	250.54	25.85	254.51	23.45	0.42	2.01	56.00
FBNW	FirstBank NW Corp. of WA	10.06	6.73	0.87	9.24	4.80	0.46	4.85	0.56	160.95	1.36	20.85	106.74	10.73	159.46	NM	0.68	2.72	56.67
FFIC	Flushing Fin. Corp. of NY*	7.75	7.56	1.16	15.05	6.36	1.14	14.78	0.04	918.23	0.49	15.73	220.80	17.12	226.48	16.02	0.36	2.04	32.14
FKKY	Frankfort First Bancorp of KY	12.77	12.77	0.77	5.93	3.89	0.77	5.93	0.55	10.90	0.06	25.73	154.36	19.72	154.36	25.73	1.12	5.18	NM
FBTX	Franklin Bank Corp of TX	9.65	7.26	0.32	3.17	2.12	0.26	2.57	0.22	106.57	0.30	NM	148.22	14.31	196.96	NM	0.00	0.00	0.00
GUPB	GFSB Bancorp, Inc of Gallup NM	7.76	7.76	0.70	9.09	6.58	0.68	8.89	NA	NA	NA	15.20	133.44	10.36	133.44	15.53	0.50	2.32	35.21
GSLA	GS Financial Corp. of LA	13.65	13.65	0.33	2.21	2.70	-0.10	-0.71	0.46	61.26	0.77	NM	87.44	11.94	87.44	NM	0.40	2.04	NM
GTPS	Great American Bancorp of IL	11.27	10.96	0.85	7.92	5.78	0.69	6.42	0.02	NA	1.13	17.30	136.46	15.37	140.29	21.33	0.44	1.38	23.78
PEDE	Great Pee Dee Bancorp of SC	16.86	16.16	0.81	4.66	4.39	0.74	4.25	1.65	59.94	1.33	22.78	105.09	17.72	109.62	24.98	0.62	4.00	NM
GAFC	Greater Atlant. Fin Corp of VA	4.05	3.80	0.17	4.06	4.28	-1.84	-43.64	0.21	136.49	0.59	23.34	95.22	3.85	101.35	NM	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (43.9)	10.99	10.99	1.03	9.22	4.32	1.03	9.22	0.15	299.27	0.85	23.13	206.12	22.65	206.12	23.13	0.80	2.64	61.07
HCBB	HCB Bancshares, Inc. of AR(8)	12.51	12.51	0.22	1.90	2.03	0.08	0.67	4.40	16.17	1.79	NM	92.39	11.56	92.39	NM	0.36	1.98	NM
HFFC	HF Financial Corp. of SD	6.17	5.56	0.51	7.96	7.33	0.38	5.94	0.48	92.16	0.59	13.64	107.76	6.65	119.43	18.29	0.43	2.77	37.72
HMNF	HMN Financial, Inc. of MN	9.13	8.66	1.13	11.81	8.15	0.74	7.76	0.45	185.54	1.04	12.27	139.33	12.72	146.91	18.68	0.80	3.15	38.65
HARB	Harbor Florida Bancshrs of FL	10.75	10.59	1.65	14.78	6.11	1.51	13.51	0.10	673.02	0.98	16.37	232.29	24.98	235.78	17.91	0.64	2.40	39.26
HARL	Harleysville Svgs Fin Cp of PA	6.13	6.13	0.70	11.50	6.81	0.65	10.72	0.05	627.85	0.61	14.68	162.63	9.97	162.63	15.76	0.80	2.64	38.83
HWFG	Harrington West Fncl Grp of CA	4.90	4.40	0.86	16.97	8.97	0.87	17.19	0.02	NA	0.87	11.15	178.44	8.75	198.81	11.00	0.40	2.39	26.67
HFFB	Harrodsburg 1st Fin Bcrp of KY	11.87	11.54	0.56	4.61	4.00	0.55	4.50	0.51	103.70	0.79	25.00	114.88	13.64	118.13	25.64	0.60	3.00	75.00
HTHR	Hawthorne Fin. Corp. of CA(8)	6.98	6.11	1.01	14.84	7.08	1.06	15.57	0.33	358.98	1.45	14.12	195.75	13.66	223.57	13.46	0.00	0.00	0.00
HMLK	Hemlock Fed. Fin. Corp. of IL	7.01	6.60	0.52	7.67	5.97	0.34	5.05	0.09	332.99	0.71	16.76	125.65	8.81	133.52	25.44	0.68	2.34	39.31
HFWA	Heritage Financial Corp of WA	9.12	8.10	1.47	14.18	8.10	1.30	12.57	0.13	913.96	1.48	12.35	188.98	17.24	212.87	13.92	0.62	3.35	41.33
HIFS	Hingham Inst. for Sav. of MA*	8.62	8.62	1.40	16.34	7.73	1.39	16.18	0.04	NA	0.82	12.94	200.84	17.32	200.84	13.06	0.72	1.77	22.86
HCFC	Home City Fin. Corp. of OH	7.84	7.64	0.43	5.56	4.79	0.42	5.42	NA	NA	0.80	20.89	114.19	8.96	117.27	21.43	0.44	2.67	55.70
HWEN	Home Financial Bancorp of IN	11.40	11.40	0.58	5.43	4.42	0.58	5.43	2.57	25.13	0.80	22.63	119.80	13.66	119.80	22.63	0.12	1.96	44.44
HLFC	Home Loan Financial Corp of OH	14.45	14.45	1.26	8.64	5.47	1.25	8.56	NA	NA	NA	18.27	152.01	21.96	152.01	18.43	0.76	3.71	67.86
HFBC	HopFed Bancorp, Inc. of KY	9.01	7.95	0.68	7.26	5.53	0.55	5.96	NA	NA	0.82	18.09	128.00	11.53	145.06	22.04	0.48	2.79	50.53
HRZB	Horizon Financial Corp. of WA*	12.73	12.66	1.56	11.97	6.43	1.31	10.04	0.05	NA	1.51	15.56	183.54	23.37	184.59	18.55	0.50	2.59	40.32
HCBK	Hudson Cty Bcp MHC of NJ(35.4)*	7.76	7.76	1.31	15.71	3.22	1.21	14.59	0.13	113.88	0.28	31.01	NM	36.75	NM	33.39	0.68	1.96	60.71
HRBT	Hudson River Bancorp Inc of NY(8)	10.99	8.30	1.25	11.78	6.04	1.25	11.78	0.75	205.54	2.42	16.54	183.03	20.12	242.26	16.54	0.32	1.84	30.48
ICBC	Independence Comm Bnk Cp of NY	10.47	8.62	1.56	14.70	7.13	1.55	14.58	0.42	188.26	1.20	14.02	191.09	20.01	232.23	14.13	0.92	2.52	35.38

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 21, 2004

	Financial Institution	Key Financial Ratios: Equity/Assets (%)	Tang. Equity/Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
IFSB	Independence FSB of DC(8)	10.03	10.03	-0.36	-3.86	-2.74	-0.38	-4.06	0.77	34.94	0.78	NM	145.27	14.56	145.27	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(46.3)	7.91	6.76	0.24	3.06	2.29	0.01	0.10	1.20	69.14	1.70	NM	130.23	10.30	152.51	NM	0.30	2.14	NM
JFBI	Jefferson Bancshares Inc of TN	28.61	28.61	1.46	5.09	4.82	1.43	5.00	0.63	129.44	1.34	20.77	105.73	30.25	105.73	21.15	0.16	1.38	28.57
KFED	K-Fed Bancorp of CA MHC (39.1)	9.24	9.24	0.25	2.73	1.31	0.27	2.90	NA	NA	0.49	NM	207.85	19.21	207.85	NM	0.00	0.00	0.00
KNBT	KNBT Bancorp, Inc. of PA	19.82	17.30	0.70	3.55	2.71	0.55	2.76	0.14	309.60	0.98	NM	130.97	25.95	150.00	NM	0.20	1.20	44.44
LSBX	LSB Corp of No. Andover MA*	11.80	11.80	0.94	7.67	6.33	1.17	9.58	0.02	NA	1.93	15.80	118.42	13.97	118.42	12.64	0.52	3.43	54.17
LSBI	LSB Fin. Corp. of Lafayette IN	8.54	8.54	0.91	10.65	8.77	0.62	7.30	1.70	46.92	0.92	11.41	116.27	9.93	116.27	16.64	0.58	2.39	27.23
LARL	Laurel Capital Group Inc of PA	8.97	7.69	0.64	7.10	4.91	0.63	7.03	0.58	115.06	1.18	20.35	145.74	13.07	169.83	20.55	0.80	3.89	NM
LNCB	Lincoln Bancorp of IN	13.85	13.47	0.61	4.42	4.69	0.56	4.03	0.49	129.95	0.83	21.32	92.58	12.82	95.14	23.39	0.52	3.09	65.82
LOGN	Logansport Fin. Corp. of IN	10.81	10.81	0.90	8.58	8.29	0.74	7.06	0.88	130.49	1.69	12.06	100.32	10.85	100.32	14.65	0.56	2.94	35.44
MAFB	MAF Bancorp, Inc. of IL	10.09	7.00	1.24	13.59	5.87	1.03	11.23	0.35	107.02	0.53	17.04	157.43	15.89	227.07	20.63	0.84	1.95	33.20
MFBC	MFB Corp. of Mishawaka IN	8.29	8.29	0.50	6.28	4.60	0.19	2.34	0.95	131.59	1.60	21.74	131.53	10.91	131.53	NM	0.48	1.37	29.81
MASB	MassBank Corp. of Reading MA*	11.25	11.14	0.78	7.05	5.39	0.74	6.66	0.02	727.32	0.60	18.54	129.11	14.52	130.38	19.64	1.00	3.03	56.18
MTXC	Matrix Bancorp, Inc. of CO	4.06	4.06	0.10	2.43	2.21	0.10	2.53	2.77	21.42	2.91	NM	107.87	4.38	107.87	NM	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	8.56	8.51	0.91	10.88	6.18	0.52	6.25	0.04	NA	1.21	16.17	174.11	14.91	175.12	28.15	0.40	2.63	42.55
MCBF	Monarch Community Bncrp of MI	18.28	18.28	0.22	1.22	1.41	-0.24	-1.35	2.45	50.78	1.75	NM	86.59	15.83	86.59	NM	0.20	1.48	NM
MFSF	MutualFirst Fin. Inc. of IN	11.95	11.84	0.99	8.31	6.80	0.85	7.17	0.62	134.95	0.98	14.71	120.90	14.45	122.08	17.05	0.48	2.13	31.37
MYST	Mystic Financial, Inc. of MA*	6.09	6.09	0.37	5.97	3.52	0.16	2.60	NA	NA	0.94	28.38	166.27	10.12	166.27	NM	0.46	1.64	46.46
NASB	NASB Fin, Inc. of Grandview MO	10.36	10.09	2.18	20.33	8.06	1.49	13.93	1.17	55.87	0.92	12.41	242.90	25.17	249.42	18.12	0.80	2.21	27.40
NHTB	NH Thrift Bancshares of NH	7.48	5.32	1.20	16.26	9.92	0.79	10.73	0.06	NA	1.06	10.08	149.01	11.15	209.78	15.28	0.90	2.98	30.00
NABC	NewAlliance Bancshares of CT	21.85	14.01	0.60	2.73	2.40	0.65	2.98	0.22	320.56	1.35	NM	113.73	24.85	177.42	NM	0.00	0.00	0.00
NMIL	Newmil Bancorp, Inc. of CT*	7.62	6.41	1.11	14.57	6.42	1.08	14.17	0.31	341.11	1.13	15.57	220.85	16.83	262.58	16.01	0.68	2.39	37.16
NBSI	North Bancshares of Chicago IL(8)	10.09	10.09	0.27	2.68	1.44	0.25	2.43	NA	NA	0.36	NM	188.63	19.04	188.63	NM	0.32	1.44	NM
FFFD	North Central Bancshares of IA	9.81	8.64	1.39	14.72	9.74	1.39	14.72	0.37	197.71	0.83	10.27	144.43	14.17	164.08	10.27	1.00	2.63	27.03
NEIB	Northeast Indiana Bncrp of IN	12.28	12.28	0.83	6.84	5.81	0.71	5.84	1.31	58.19	1.02	17.22	116.35	14.29	116.35	20.14	0.56	2.62	45.16
NEPF	Northeast PA Fin. Corp of PA	7.08	5.85	-0.27	-3.90	-3.26	-0.44	-6.32	1.18	98.67	2.23	NM	119.87	8.49	145.19	NM	0.24	1.35	NM
NWSB	Northwest Bcrp MHC of PA(41.4)	8.48	5.98	0.82	11.10	4.53	0.75	10.14	0.64	78.93	0.78	22.05	200.68	17.02	284.47	24.13	0.40	1.95	43.01
OCFC	OceanFirst Fin. Corp of NJ	7.79	7.70	1.09	14.14	6.37	0.65	8.41	0.19	318.00	0.78	15.70	217.96	16.97	220.31	26.41	0.80	3.56	55.94
ONFC	Oneida Fincl MHC of NY (42.2)	12.14	9.15	0.70	5.96	4.42	0.56	4.77	0.10	518.96	1.09	22.60	130.07	15.79	172.52	28.25	0.37	4.09	NM
PBNC	PFS Bancorp Inc. of Aurora IN	22.76	22.76	0.70	3.08	2.87	0.71	3.14	0.96	67.69	0.76	34.82	106.79	24.30	106.79	34.21	0.30	1.54	53.57
PHSB	PHSB Financial Corp. of PA	13.84	13.84	0.87	6.23	5.32	0.43	3.08	0.08	582.61	1.06	18.81	116.64	16.14	116.64	NM	0.80	4.21	NM
PVFC	PVF Capital Corp. of Solon OH	8.40	8.40	1.06	12.54	7.97	0.44	5.21	1.47	38.75	0.70	12.54	151.79	12.75	151.79	30.20	0.30	2.03	25.42
PPBI	Pacific Premier Bncrp of CA(8)	10.84	10.84	1.85	23.26	9.40	2.14	26.98	0.75	73.70	0.69	10.64	138.36	15.00	138.36	9.17	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.18	8.18	1.24	15.43	6.37	1.24	15.43	0.28	138.93	0.66	15.70	236.19	19.31	236.19	15.70	0.84	3.39	53.16
PFED	Park Bancorp of Chicago IL	11.27	11.27	0.91	8.17	6.78	0.82	7.35	0.09	242.11	0.36	14.74	117.97	13.30	117.97	16.37	0.60	1.93	28.44
PVSA	Parkvale Financial Corp of PA	6.49	5.79	0.64	10.16	6.63	0.57	9.05	0.45	200.90	1.37	15.08	148.39	9.63	166.27	16.93	0.80	2.90	43.72
PRTR	Partners Trust MHC of NY(46.4)(8)	13.64	10.82	1.05	7.86	4.34	1.02	7.70	0.29	215.54	1.04	23.06	175.02	23.88	220.74	23.55	0.48	2.17	50.00
PBHC	Pathfinder BC MHC of NY (36.8)*	7.84	6.15	0.59	7.59	4.26	0.44	5.75	NA	NA	0.95	23.48	178.16	13.96	226.94	31.00	0.40	2.58	60.61
PFSB	PennFed Fin. Services of NJ	6.47	6.37	0.65	9.89	5.96	0.66	10.00	0.16	213.52	0.52	16.79	167.50	10.84	170.12	16.60	0.40	1.36	22.86
PFDC	Peoples Bancorp of Auburn IN	12.92	12.35	1.05	8.27	6.09	0.97	7.69	0.59	68.41	0.56	16.41	134.52	17.39	140.81	17.66	0.68	2.66	43.59
PBCT	Peoples Bank MHC of CT (41.6)*	10.86	9.81	1.44	16.44	5.76	0.44	4.99	0.31	203.88	0.95	17.36	249.60	27.11	276.39	NM	1.16	3.75	65.17
PCBI	Peoples Community Bcrp. of OH	6.32	5.57	0.58	8.31	6.83	0.55	7.80	1.07	119.81	1.82	14.65	117.06	7.40	132.84	15.60	0.00	0.00	0.00
PSFC	Peoples Sidney Fin. Corp of OH	12.76	12.76	0.69	5.53	4.25	0.69	5.53	1.43	37.19	0.62	23.54	129.47	16.52	129.47	23.54	0.56	3.55	NM
PFSL	Pocahontas Bancorp, Inc. of AR	7.11	4.90	0.76	10.71	6.92	0.69	9.73	0.96	53.86	0.97	14.44	148.63	10.57	215.55	15.90	0.32	1.85	26.67
PBCP	Provident Bancorp, Inc. of NY	19.39	15.36	0.76	3.92	3.19	0.67	3.44	0.25	402.19	1.78	31.33	122.80	23.81	155.02	NM	0.16	1.55	48.48
PROV	Provident Fin. Holdings of CA	8.82	8.80	1.43	16.40	9.32	0.38	4.36	0.11	525.60	0.89	10.73	175.81	15.50	176.18	NM	0.40	1.60	17.17
PULB	Pulaski Fin Cp of St. Louis MO	7.69	7.69	1.29	15.92	6.24	0.21	2.55	NA	NA	1.12	16.04	242.51	18.66	242.51	NM	0.24	1.41	22.64
QCBC	Quaker City Bancorp, Inc of CA(8)	8.25	8.23	1.33	15.80	6.51	1.26	14.96	0.24	269.06	0.82	15.36	230.09	18.98	230.48	16.22	0.80	1.46	22.47
RPFG	Ranier Pacific Fin Group of WA	14.30	14.27	0.40	2.79	2.31	0.15	1.06	0.14	814.50	1.90	NM	120.77	17.27	121.04	NM	0.20	1.25	54.05
RIVR	River Valley Bancorp of IN	8.96	8.95	1.11	12.22	7.00	0.62	6.83	0.59	135.53	1.06	14.29	165.78	14.86	166.02	25.57	0.68	2.96	42.24
RVSB	Riverview Bancorp, Inc. of WA	12.52	10.61	1.35	10.87	6.44	1.22	9.80	0.39	219.33	1.16	15.53	156.49	19.59	184.68	17.23	0.56	2.73	42.42
ROME	Rome Bncp Inc MHC of NY (38.9)*	13.65	13.65	0.55	3.98	1.06	0.72	5.15	0.54	133.60	0.88	NM	NM	52.31	NM	NM	0.60	1.87	NM
SCFS	Seacoast Fin Serv Corp of MA(8)*	8.91	6.22	0.91	10.53	4.51	0.90	10.39	0.41	238.32	1.18	22.16	220.13	19.61	315.06	22.45	0.56	1.66	36.84
SVBI	Severn Bancorp, Inc. of MD	9.06	9.00	2.24	25.26	9.36	1.99	22.47	0.09	NA	0.95	10.68	246.81	22.35	248.50	12.00	0.40	1.38	14.71
SOBI	Sobieski Bancorp of S. Bend IN	4.81	4.81	-4.06	NM	NM	-4.28	NM	7.21	27.11	3.28	NM	76.11	3.66	76.11	NM	0.00	0.00	NM
SFFS	Sound Fed Bancorp, Inc. of NY	15.39	13.82	0.77	4.81	3.89	0.77	4.81	0.22	136.90	0.56	25.68	123.46	19.00	137.47	25.68	0.24	1.87	48.00
SSFC	South Street Fin. Corp. of NC*	12.02	12.02	0.51	4.37	3.60	0.51	4.37	NA	NA	0.42	27.78	120.05	14.43	120.05	27.78	0.40	4.00	NM
SMBC	Southern Missouri Bncrp of MO	8.80	7.84	0.98	11.06	7.69	0.97	10.97	0.09	673.33	0.79	13.01	139.49	12.28	156.71	13.11	0.36	2.25	29.27
STSA	Sterling Financial Corp of WA	7.06	4.60	0.87	13.77	5.54	0.80	12.66	0.52	136.73	1.21	18.04	163.66	11.55	251.09	19.63	0.00	0.00	0.00
STBI	Sturgis Bancorp, Inc. of MI	10.15	8.33	0.89	9.21	7.13	0.51	5.25	2.05	38.91	1.05	14.03	125.72	12.76	153.17	24.62	0.36	2.76	38.71
SYNF	Synergy Financial Group of NJ	15.35	15.35	0.46	2.99	2.59	0.46	2.99	NA	NA	0.77	NM	115.05	17.66	115.05	NM	0.00	0.00	0.00
THRD	TF Fin. Corp. of Newtown PA	9.14	8.37	-0.87	-9.76	-6.67	-0.89	-9.95	0.58	62.64	0.53	NM	157.98	14.44	172.51	NM	0.68	2.27	NM
TONE	TierOne Corp. of Lincoln NE	13.41	13.41	1.10	7.39	6.19	0.96	6.45	0.23	385.68	0.96	16.15	129.19	17.33	129.19	18.50	0.20	0.92	14.93
TSBK	Timberland Bancorp, Inc. of WA	16.02	16.02	1.29	7.58	6.64	1.22	7.17	1.00	88.39	1.16	15.05	121.62	19.48	121.62	15.91	0.56	2.51	37.84
TRST	TrustCo Bank Corp NY of NY	8.07	8.05	1.96	23.32	5.86	1.69	20.13	0.11	NA	4.14	17.05	NM	31.90	NM	19.76	0.60	4.82	NM
UCBC	Union Community Bancorp of IN	13.52	12.47	0.79	5.92	5.69	0.79	5.92	NA	NA	0.53	17.57	104.11	14.07	112.84	17.57	0.60	3.38	59.41

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 21, 2004

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
UCFC	United Community Fin. of OH	11.66	9.88	1.15	8.66	6.25	0.77	5.77	0.70	104.68	0.90	16.00	153.85	17.93	181.54	24.00	0.30	2.50	40.00
UPFC	United PanAm Fin. Corp of CA	6.57	6.57	0.96	14.17	6.05	0.92	13.53	0.03	NA	4.63	16.53	215.88	14.19	215.88	17.32	0.00	0.00	0.00
UTBI	United Tenn. Bankshares of TN	14.44	13.76	1.75	12.32	9.59	1.68	11.87	0.56	142.16	1.19	10.43	123.82	17.87	129.87	10.83	0.36	2.12	22.09
WSFS	WSFS Financial Corp. of DE(8)*	8.85	8.82	1.14	12.35	6.97	1.05	11.40	0.31	331.70	1.66	14.35	173.06	15.32	173.77	15.55	0.24	0.51	7.38
WVFC	WVS Financial Corp. of PA	7.38	7.38	0.62	8.02	5.34	0.62	8.02	NA	NA	1.72	18.72	153.51	11.33	153.51	18.72	0.64	3.52	65.98
WSBI	Warwick Community Bncrp of NY(8)*	10.06	9.74	0.39	4.10	2.25	0.34	3.57	0.44	230.52	2.39	NM	183.52	18.46	189.42	NM	0.60	1.96	NM
WFSL	Washington Federal, Inc. of WA	14.18	13.39	1.91	13.88	7.82	1.87	13.57	0.35	95.43	0.52	12.79	168.89	23.95	178.87	13.08	0.80	3.48	44.44
WAYN	Wayne Savings Bancshares of OH	11.92	11.92	0.74	6.74	4.44	0.72	6.55	0.52	36.78	0.34	22.52	140.88	16.80	140.88	23.17	0.48	3.00	67.61
WYPT	Waypoint Financial Corp of PA(8)	7.55	7.16	0.76	9.84	4.66	0.57	7.32	0.34	161.07	1.19	21.44	222.22	16.77	234.27	28.82	0.56	2.09	44.80
WCFB	Wbstr Cty Fed MHC of IA (39.0)	21.63	21.53	1.11	5.18	2.21	1.11	5.18	0.46	73.65	0.52	NM	231.79	50.14	232.95	NM	0.68	4.86	NM
WEFC	Wells Fin. Corp. of Wells MN	12.48	12.48	1.39	11.49	9.97	0.72	5.94	NA	NA	0.53	10.03	110.85	13.84	110.85	19.40	0.88	3.26	32.71
WOFC	Western Ohio Fin. Corp. of OH(8)	11.10	11.10	0.69	5.77	4.30	0.57	4.79	0.44	103.39	0.54	23.23	131.46	14.60	131.46	28.00	1.00	3.05	70.92
WGBC	Willow Grove Bancorp Inc of PA	12.98	12.87	0.76	5.59	4.15	0.53	3.90	NA	NA	1.07	24.08	139.94	18.16	141.12	34.48	0.40	2.64	63.49

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1995:	Quarter 1	4157.7	500.7	817.2	278.4	152.1
	Quarter 2	4556.1	544.8	933.5	313.5	171.7
	Quarter 3	4789.1	584.4	1,043.5	362.3	195.3
	Quarter 4	5117.1	615.9	1,052.1	376.5	207.6
1996:	Quarter 1	5587.1	645.5	1,101.4	382.1	225.1
	Quarter 2	5654.6	670.6	1,185.0	387.2	224.7
	Quarter 3	5882.2	687.3	1,226.9	429.3	249.2
	Quarter 4	6442.5	737.0	1,280.7	483.6	280.1
1997:	Quarter 1	6583.5	757.1	1,221.7	527.7	292.5
	Quarter 2	7672.8	885.1	1,442.1	624.5	333.3
	Quarter 3	7945.3	947.3	1,685.7	737.5	381.7
	Quarter 4	7908.3	970.4	1,570.4	814.1	414.9
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
As of May 21, 2004		9966.7	1093.6	1,912.1	1468.1	531.4

(1) End of period data.
Sources: SNL Securities and Wall Street Journal.

EXHIBIT IV-3

Historical Thrift Stock Indices

<Index Values>

	Index Values				Price Appreciation (%)		
	04/30/04	03/31/04	12/31/03	04/30/03	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,435.9	1,585.3	1,482.3	1,193.6	-9.42	-3.13	20.30
MHC Index	2,531.2	2,855.1	2,663.5	1,891.0	-11.35	-4.97	33.85
Stock Exchange Indexes							
AMEX Thrifts	521.4	563.4	547.2	386.2	-7.45	-4.71	35.02
NYSE Thrifts	906.2	1,003.6	927.9	779.2	-9.71	-2.34	16.31
OTC Thrifts	1,752.3	1,922.1	1,832.1	1,371.3	-8.83	-4.36	27.79
Geographic Indexes							
Mid-Atlantic Thrifts	3,483.7	3,994.7	3,767.0	2,703.3	-12.79	-7.52	28.87
Midwestern Thrifts	3,132.1	3,375.0	3,266.1	2,661.0	-7.20	-4.10	17.70
New England Thrifts	1,336.3	1,485.6	1,304.3	1,006.9	-10.05	2.46	32.71
Southeastern Thrifts	1,352.5	1,468.7	1,469.6	1,102.9	-7.91	-7.97	22.63
Southwestern Thrifts	1,146.3	1,203.5	1,191.3	921.0	-4.75	-3.77	24.47
Western Thrifts	1,311.6	1,418.2	1,311.9	1,149.4	-7.52	-0.02	14.10
Asset Size Indexes							
Less than $250M	1,345.8	1,415.7	1,372.1	1,090.2	-4.94	-1.92	23.44
$250M to $500M	3,300.8	3,479.7	3,331.7	2,729.4	-5.14	-0.93	20.93
$500M to $1B	1,645.9	1,781.1	1,763.0	1,418.0	-7.59	-6.65	16.07
$1B to $5B	2,133.4	2,324.3	2,239.1	1,679.5	-8.21	-4.72	27.03
Over $5B	855.6	949.9	879.0	718.2	-9.93	-2.66	19.13
Pink Indexes							
Pink Thrifts	399.1	413.9	390.2	302.3	-3.57	2.27	32.03
Less than $75M	462.0	483.8	409.0	343.1	-4.49	12.97	34.66
Over $75M	414.5	429.7	400.5	308.6	-3.54	3.50	34.30
Comparative Indexes							
Dow Jones Industrials	10,225.6	10,583.9	10,453.9	8,480.1	-1.28	-2.18	20.58
S&P 500	1,107.3	1,126.2	1,111.9	916.9	-1.68	-0.42	20.76

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4

Market Area Acquisition Activity

Exhibit IV-4
Pennsylvania Thrift Acquisitions 2003-Present

						Target Financials at Announcement						Deal Terms and Pricing at Announcement						
nnounce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
8/08/2003	12/05/2003	First Commonwealth Financial	PA	Pittsburgh Financial Corp.	PA	376,450	6.07	0.14	2.43	NA	NA	20.000	Mixed	125.63	41.67	8.24	5.40	
2/11/2003	05/24/2004	First Commonwealth Financial	PA	GA Financial, Inc.	PA	882,962	10.71	0.79	7.15	0.30	166.17	35.000	Mixed	183.92	24.31	20.97	20.57	
8/28/2003	02/02/2004	FleetBoston Financial Corp.	MA	Progress Financial Corporation	PA	1,109,882	5.81	0.71	11.66	0.46	142.45	27.738	Commo	299.54	32.63	18.95	27.76	
3/12/2003	09/02/2003	Northwest Bancorp Inc. (MHC)	PA	First Bell Bancorp, Inc.	PA	892,885	8.25	0.98	11.88	0.20	51.22	26.250	Cash	161.54	13.00	13.44	8.93	
9/11/2003	04/30/2004	Northwest Bancorp Inc. (MHC)	PA	Skibo Financial Corp. (MHC)	PA	157,413	14.88	-0.13	-0.85	0.01	NM	17.000	Cash	227.88	NM	34.98	45.88	
9/22/2003	01/05/2004	Royal Bank of Scotland Group		Thistle Group Holdings, Co.	PA	913,630	8.35	0.58	6.24	0.38	147.98	26.000	Cash	197.87	27.37	16.12	19.02	
3/08/2004	NA	Sovereign Bancorp Inc.	PA	Waypoint Financial Corp.	PA	5,329,902	7.55	0.77	9.95	0.18	326.57	28.100	Mixed	244.77	22.30	18.48	28.38	
				Average:		1,380,446	8.80	0.55	6.92	0.26	166.88	25.73	#DIV/0!	205.88	26.88	18.74	22.28	#####
				Median:		892,885	8.25	0.71	7.15	0.25	147.98	26.25	#NUM!	197.87	25.84	18.48	20.57	#NUM!

ource: SNL Financial, LC.

EXHIBIT IV-5

Abington Bank
Director and Senior Management Summary Resumes

Exhibit IV-5
Abington Bank
Director and Senior Management Summary Resumes

Directors:

Name	Age	Principal Occupation During the Past Five Years/Public Directorships	Year Term Expires
Michael F. Czerwonka, III	50	Partner, Fitzpatrick & Czerwonka, an accounting firm, Abington, Pennsylvania.	2006
A. Stuard Graham, Jr.	72	President, Hardy Graham, Inc., a design engineering firm located in North Wales, Pennsylvania.	2007
Jane Margraff Kieser	68	Retired. Formerly, Senior Vice President, Operations and Human Resources, Abington Bank from 1980 to December 2001.	2005
Joseph B. McHugh	69	Owner, Joseph B. McHugh, P.E., mechanical engineer consulting, Jenkintown, Pennsylvania, since May 1999; prior thereto, Owner and Chief Executive Officer McHugh Services Co. Inc., Oreland, Pennsylvania.	2007
Robert John Pannepacker, Sr.	55	President, Penny's Flowers, a florist in Glenside, Pennsylvania.	2006
Robert W. White	59	Chairman of the Board and Chief Executive Officer of Abington Bank since 1995 and President since 1991.	2005

Directors Emeritus:

Name	Age	Principal Occupation During the Past Five Years/Public Directorships
Harold N. Grier	76	Self employed realtor in Meadowbrook, Pennsylvania.
Baron Rowland	75	Funeral director, Baron Rowland Funeral Home, Ltd. since 2002; prior thereto, President, Baron Rowland Funeral Home, Inc., Abington Pennsylvania.

Exhibit IV-5 (continued)
Abington Bank
Director and Senior Management Summary Resumes

Executive Officers Who Are Not Directors:

Name	Age	Principal Occupation During the Past Five Years
Edward W. Gormley	55	Senior Vice President and Secretary of Abington Bank since 1997.
Frank Kovalcheck	46	Senior Vice President of Abington Bank since June 2001; prior thereto, Senior Vice President and Assistant Secretary, First Federal Savings and Loan Association of Bucks County, Bristol, Pennsylvania.
Jack J. Sandoski	60	Senior Vice President of Abington Bank since 1997 and Chief Financial Officer and Treasurer since 1988.

EXHIBIT IV-6

Abington Bank
Pro Forma Regulatory Capital Ratios

	Actual, As of March 31, 2004		Pro Forma at March 31, 2004							
			Minimum		Midpoint		Maximum		Maximum as Adj.	
	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in Thousands)									
ıpital at Holding Company Level:										
ıpital and Retained Ξarnings Under Ͻenerally Accepted Accounting Principles	54,698	8.95%	87,861	13.64%	93,887	14.44%	99,915	15.22%	106,845	16.11%
er 1 Capital	54,621	9.05%	87,784	13.79%	93,810	14.59%	99,838	15.39%	106,768	16.28%
equirement	24,145	4.00%	25,472	4.00%	25,713	4.00%	25,954	4.00%	26,231	4.00%
xcess	$30,476	5.05%	$62,312	9.79%	$68,098	10.59%	$73,884	11.39%	$80,537	12.28%
er 1 Risk-Based	54,621	15.21%	87,784	24.01%	93,810	25.57%	99,838	27.12%	106,768	28.90%
er 1 Risk-Based Requirement	14,362	4.00%	14,627	4.00%	14,676	4.00%	14,724	4.00%	14,779	4.00%
xcess	$40,259	11.21%	$73,156	20.01%	$79,135	21.57%	$85,114	23.12%	$91,989	24.90%
otal Risk-Based	56,124	15.63%	89,287	24.42%	95,313	25.98%	101,341	27.53%	108,271	29.30%
isk-Based Requirement	28,724	8.00%	29,255	8.00%	29,351	8.00%	29,448	8.00%	29,559	8.00%
xcess	$27,400	7.63%	$60,032	16.42%	$65,962	17.98%	$71,893	19.53%	$78,713	21.30%
apital at Bank Level:										
apital and Retained Earnings Under Generally Accepted Accounting Principles	$54,698	8.95%	$68,140	10.85%	$70,608	11.19%	$73,077	11.53%	$75,915	11.91%
everage Capital	54,621	9.05%	$68,063	10.97%	$70,531	11.31%	$73,000	11.65%	$75,838	12.04%
equirement	24,145	4.00%	24,814	4.00%	24,935	4.00%	25,057	4.00%	25,197	4.00%
xcess	$30,476	5.05%	$43,250	6.97%	$45,596	7.31%	$47,943	7.65%	$50,641	8.04%
ier 1 Risk-Based	54,621	15.21%	68,063	18.78%	70,531	19.43%	73,000	20.08%	75,838	20.82%
ier 1 Risk-Based Requirement	14,362	4.00%	14,496	4.00%	14,520	4.00%	14,545	4.00%	14,573	4.00%
xcess	$40,259	11.21%	$53,567	14.78%	$56,011	15.43%	$58,456	16.08%	$61,266	16.82%
otal Risk-Based	56,124	15.63%	69,566	19.20%	72,034	19.84%	74,503	20.49%	77,341	21.23%
isk-Based Requirement	28,724	8.00%	28,992	8.00%	29,040	8.00%	29,089	8.00%	29,145	8.00%
xcess	$27,400	7.63%	$40,575	11.20%	$42,994	11.84%	$45,414	12.49%	$48,196	13.23%

EXHIBIT IV-7

Abington Bank
Pro Forma Analysis Sheet – Fully-Converted Basis

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Abington Bank
Prices as of May 21, 2004

Price Multiple	Symbol	Subject (1)	Peer Group Mean	Peer Group Median	Pennsylvania Companies Mean	Pennsylvania Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio (x)	P/E	34.00 x	30.38x	32.74x	17.64x	17.46x	17.29x	16.04x
Price-core earnings ratio (x)	P/Core	34.58 x	31.71x	32.70x	19.85x	18.43x	19.49x	18.47x
Price-book ratio (%) =	P/B	76.63%	95.02%	92.25%	146.63%	145.74%	152.21%	145.27%
Price-tangible book ratio (% =	P/TB	76.63%	98.38%	94.79%	166.30%	153.51%	163.57%	154.20%
Price-assets ratio (%) =	P/A	16.83%	24.16%	23.52%	13.09%	11.33%	16.65%	15.15%

Valuation Parameters

Pre-Conversion Earnings (Y)	$3,778,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$3,718,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$54,598,000	ESOP Amortization (T)	15.00 years
Pre-Conv. Tang. Book Value (T	$54,598,000	MRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$611,070,000	MRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	1.20%	Foundation (F)	0.00% (6)
Est. Conversion Expenses (3)(>	3.00%	Tax Benefit (Z)	0
Tax Rate (TAX)	34.00%	Percentage Sold (PCT)	100.00%

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $120,000,000

2. $V = \frac{P/Core * (Y)}{1 - P/Core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $120,000,000

3. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $120,000,000

4. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$ V= $120,000,000

5. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $120,000,000

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	15,870,000	10.00	$ 158,700,000	0	15,870,000	$ 158,700,000
Maximum	13,800,000	10.00	138,000,000	0	13,800,000	138,000,000
Midpoint	12,000,000	10.00	120,000,000	0	12,000,000	120,000,000
Minimum	10,200,000	10.00	102,000,000	0	10,200,000	102,000,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 1.20 percent, and a tax rate of 34.00 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 15 years and 5 years, respectively; amortization expenses tax effected at 34.00 percent.

EXHIBIT IV-8

Abington Bank
Pro Forma Effect of Conversion Proceeds – Fully-Converted Basis

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Abington Bank
At the Minimum

1. Pro Forma Market Capitalization	$102,000,000
Less: Foundation Shares	-
2. Offering Proceeds	$102,000,000
Less: Estimated Offering Expenses	3,060,000
Net Conversion Proceeds	$98,940,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$98,940,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	12,240,000
Net Proceeds Reinvested	$86,700,000
Estimated net incremental rate of return	0.79%
Reinvestment Income	$686,664
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	359,040
Less: Recognition Plan Vesting (4)	538,560
Net Earnings Impact	($210,936)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2004 (reported)	$3,778,000	($210,936)	$3,567,064
12 Months ended March 31, 2004 (core)	$3,718,000	($210,936)	$3,507,064

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2004	$54,598,000	$86,700,000	$0	$141,298,000
March 31, 2004 (Tangible)	$54,598,000	$86,700,000	$0	$141,298,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2004	$611,070,000	$86,700,000	$0	$697,770,000

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 34.00 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 34.00 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Abington Bank
At the Midpoint

1. Pro Forma Market Capitalization	$120,000,000
Less: Foundation Shares	-
2. Offering Proceeds	$120,000,000
Less: Estimated Offering Expenses	3,600,000
Net Conversion Proceeds	$116,400,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$116,400,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	14,400,000
Net Proceeds Reinvested	$102,000,000
Estimated net incremental rate of return	0.79%
Reinvestment Income	$807,840
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	422,400
Less: Recognition Plan Vesting (4)	633,600
Net Earnings Impact	($248,160)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2004 (reported)	$3,778,000	($248,160)	$3,529,840
12 Months ended March 31, 2004 (core)	$3,718,000	($248,160)	$3,469,840

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2004	$54,598,000	$102,000,000	$0	$156,598,000
March 31, 2004 (Tangible)	$54,598,000	$102,000,000	$0	$156,598,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2004	$611,070,000	$102,000,000	$0	$713,070,000

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 34.00 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 34.00 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Abington Bank
At the Maximum

1. Pro Forma Market Capitalization	$138,000,000
Less: Foundation Shares	-
2. Offering Proceeds	$138,000,000
Less: Estimated Offering Expenses	4,140,000
Net Conversion Proceeds	$133,860,000

3. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$133,860,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	16,560,000
Net Proceeds Reinvested	$117,300,000
Estimated net incremental rate of return	0.79%
Reinvestment Income	$929,016
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	485,760
Less: Recognition Plan Vesting (4)	728,640
Net Earnings Impact	($285,384)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2004 (reported)	$3,778,000	($285,384)	$3,492,616
12 Months ended March 31, 2004 (core)	$3,718,000	($285,384)	$3,432,616

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2004	$54,598,000	$117,300,000	$0	$171,898,000
March 31, 2004 (Tangible)	$54,598,000	$117,300,000	$0	$171,898,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2004	$611,070,000	$117,300,000	$0	$728,370,000

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 34.00 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 34.00 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Abington Bank
At the Supermaximum Value

1. Pro Forma Market Capitalization	$158,700,000
Less: Foundation Shares	-
2. Offering Proceeds	$158,700,000
Less: Estimated Offering Expenses	4,761,000
Net Conversion Proceeds	$153,939,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$153,939,000
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	19,044,000
Net Proceeds Reinvested	$134,895,000
Estimated net incremental rate of return	0.79%
Reinvestment Income	$1,068,368
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	558,624
Less: Recognition Plan Vesting (4)	837,936
Net Earnings Impact	($328,192)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2004 (reported)	$3,778,000	($328,192)	$3,449,808
12 Months ended March 31, 2004 (core)	$3,718,000	($328,192)	$3,389,808

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2004	$54,598,000	$134,895,000	$0	$189,493,000
March 31, 2004 (Tangible)	$54,598,000	$134,895,000	$0	$189,493,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2004	$611,070,000	$134,895,000	$0	$745,965,000

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 34.00 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 34.00 percent.

EXHIBIT IV-9

Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2004

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ALLB	Alliance Bank MHC of PA (20.0)(1)	2,162	0	0	0	2,162	3,441	0.63
BCSB	BCSB Bankcorp MHC of MD (36.4)	415	-236	80	0	259	5,899	0.04
CHFN	Charter Fincl MHC of GA (19.0)	6,350	-4,074	1,385	0	3,661	19,570	0.19
GOV	Gouverneur Bcp MHC of NY(42.5)	754	-66	22	0	710	2,282	0.31
GCBC	Green Co Bcrp MHC of NY (43.9)	2,680	15	-5	0	2,690	2,053	1.31
JXSB	Jcksnville Bcp MHC of IL(46.3)	615	-907	308	0	16	1,952	0.01
ONFC	Oneida Fincl MHC of NY (42.2)	2,973	-873	297	0	2,397	7,453	0.32
PBHC	Pathfinder BC MHC of NY (36.8)(1)	1,652	-612	208	0	1,248	2,504	0.50
ROME	Rome Bncp Inc MHC of NY (38.9)	1,455	643	-219	0	1,879	4,243	0.44
WCFB	Wbstr Cty Fed MHC of IA (39.0)	1,170	-20	7	0	1,157	3,772	0.31
WFD	Westfield Finl MHC of MA(46.5)(1)	3,651	-409	139	0	3,381	10,484	0.32

(1) Financial information is for the quarter ending December 31, 2003.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT IV-10

Abington Bank
Pro Forma Analysis Sheet – Minority Stock Offering

EXHIBIT IV-10
PRO FORMA ANALYSIS SHEET
Abington Bank
Prices as of May 21, 2004

				Peer Group		Pennsylvania Companies		All Publicly-Traded	
Price Multiple		Symbol	Subject (1)	Mean	Median	Mean	Median	Mean	Median
Price-earnings ratio (x)		P/E	35.47 x	34.47x	36.67x	17.64x	17.46x	17.29x	16.04x
Price-core earnings ratio (x)		P/Core	36.11 x	35.51x	35.02x	19.85x	18.43x	19.49x	18.47x
Price-book ratio (%)	=	P/B	127.81%	210.26%	191.12%	146.63%	145.74%	152.21%	145.27%
Price-tangible book ratio (%	=	P/TB	127.81%	222.33%	206.12%	166.30%	153.51%	163.57%	154.20%
Price-assets ratio (%)	=	P/A	18.45%	29.27%	26.37%	13.09%	11.33%	16.65%	15.15%

Valuation Parameters

Pre-Conversion Earnings (Y)	$3,778,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$3,718,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$54,598,000	ESOP Amortization (T)	10.00 years
Pre-Conv. Tang. Book Value (T	$54,598,000	MRP Amount (M)	7.14%
Pre-Conversion Assets (A)	$611,070,000	MRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	1.20%	Foundation (F)	0.00% (6)
Est. Conversion Expenses (3)(X	3.00%	Tax Benefit (Z)	0
Tax Rate (TAX)	34.00%	Percentage Sold (PCT)	40.00%

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $120,000,000

2. $V = \frac{P/Core * (Y)}{1 - P/Core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $120,000,000

3. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $120,000,000

4. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$ V= $120,000,000

5. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $120,000,000

Conclusion	Shares Owned by The MHC	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Total Shares Issued Publicly	Aggregate Market Value of Shares Issued Publicly	Full Value Total Shares
Supermaximum	9,522,000	6,348,000	10.00	$ 63,480,000	6,348,000	$63,480,000	15,870,000
Maximum	8,280,000	5,520,000	10.00	$ 55,200,000	5,520,000	55,200,000	13,800,000
Midpoint	7,200,000	4,800,000	10.00	$ 48,000,000	4,800,000	48,000,000	12,000,000
Minimum	6,120,000	4,080,000	10.00	$ 40,800,000	4,080,000	40,800,000	10,200,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 1.20 percent, and a tax rate of 34.00 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 15 years and 5 years, respectively; amortization expenses tax effected at 38.00 percent.

EXHIBIT IV-11

Abington Bank
Pro Forma Effect of Conversion Proceeds – Minority Stock Offering

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Abington Bank
At the Minimum

1.	Pro Forma Market Capitalization	$40,800,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$40,800,000
	Less: Estimated Offering Expenses	1,358,825
	Net Conversion Proceeds	$39,441,175

3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$39,441,175
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	6,178,286
	Net Proceeds Reinvested	$33,262,889
	Estimated net incremental rate of return	0.79%
	Reinvestment Income	$263,442
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	215,424
	Less: Recognition Plan Vesting (4)	384,686
	Net Earnings Impact	($336,668)

		Before Conversion	Net Earnings Increase	After Conversion
4.	Pro Forma Earnings			
	12 Months ended March 31, 2004 (reported)	$3,778,000	($336,668)	$3,441,332
	12 Months ended March 31, 2004 (core)	$3,718,000	($336,668)	$3,381,332

		Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
5.	Pro Forma Net Worth				
	March 31, 2004	$54,598,000	$33,262,889	$0	$87,860,889
	March 31, 2004 (Tangible)	$54,598,000	$33,262,889	$0	$87,860,889

		Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
6.	Pro Forma Assets				
	March 31, 2004	$611,070,000	$33,262,889	$0	$644,332,889

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 7.14 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 34.00 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 34.00 percent.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Abington Bank
At the Midpoint

1.	Pro Forma Market Capitalization	$48,000,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$48,000,000
	Less: Estimated Offering Expenses	1,441,625
	Net Conversion Proceeds	$46,558,375

3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$46,558,375
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	7,268,571
	Net Proceeds Reinvested	$39,289,804
	Estimated net incremental rate of return	0.79%
	Reinvestment Income	$311,175
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	253,440
	Less: Recognition Plan Vesting (4)	452,571
	Net Earnings Impact	($394,836)

		Before Conversion	Net Earnings Increase	After Conversion
4.	Pro Forma Earnings			
	12 Months ended March 31, 2004 (reported)	$3,778,000	($394,836)	$3,383,164
	12 Months ended March 31, 2004 (core)	$3,718,000	($394,836)	$3,323,164

		Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
5.	Pro Forma Net Worth				
	March 31, 2004	$54,598,000	$39,289,804	$0	$93,887,804
	March 31, 2004 (Tangible)	$54,598,000	$39,289,804	$0	$93,887,804

		Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
6.	Pro Forma Assets				
	March 31, 2004	$611,070,000	$39,289,804	$0	$650,359,804

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 7.14 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 34.00 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 34.00 percent.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Abington Bank
At the Maximum

1.	Pro Forma Market Capitalization	$55,200,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$55,200,000
	Less: Estimated Offering Expenses	1,524,425
	Net Conversion Proceeds	$53,675,575

3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$53,675,575
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	8,358,857
	Net Proceeds Reinvested	$45,316,718
	Estimated net incremental rate of return	0.79%
	Reinvestment Income	$358,908
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	291,456
	Less: Recognition Plan Vesting (4)	520,457
	Net Earnings Impact	($453,005)

		Before Conversion	Net Earnings Increase	After Conversion
4.	Pro Forma Earnings			
	12 Months ended March 31, 2004 (reported)	$3,778,000	($453,005)	$3,324,995
	12 Months ended March 31, 2004 (core)	$3,718,000	($453,005)	$3,264,995

		Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
5.	Pro Forma Net Worth				
	March 31, 2004	$54,598,000	$45,316,718	$0	$99,914,718
	March 31, 2004 (Tangible)	$54,598,000	$45,316,718	$0	$99,914,718

		Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
6.	Pro Forma Assets				
	March 31, 2004	$611,070,000	$45,316,718	$0	$656,386,718

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 7.14 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 34.00 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 34.00 percent.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Abington Bank
At the Supermaximum Value

1.	Pro Forma Market Capitalization	$63,480,000
	Less: Foundation Shares	-
2.	Offering Proceeds	$63,480,000
	Less: Estimated Offering Expenses	1,619,645
	Net Conversion Proceeds	$61,860,355

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$61,860,355
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	9,612,686
Net Proceeds Reinvested	$52,247,669
Estimated net incremental rate of return	0.79%
Reinvestment Income	$413,802
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	335,174
Less: Recognition Plan Vesting (4)	598,526
Net Earnings Impact	($519,899)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2004 (reported)	$3,778,000	($519,899)	$3,258,101
12 Months ended March 31, 2004 (core)	$3,718,000	($519,899)	$3,198,101

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2004	$54,598,000	$52,247,669	$0	$106,845,669
March 31, 2004 (Tangible)	$54,598,000	$52,247,669	$0	$106,845,669

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2004	$611,070,000	$52,247,669	$0	$663,317,669

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 7.14 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 15 years, amortization expense is tax-effected at a 34.00 percent rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 34.00 percent.

EXHIBIT V-1

RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and a variety of financial service companies.

STRATEGIC AND CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise and/or market value, capital management and planning, earnings improvement, operational matters and charter and organizational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP® Financial's consulting services are aided by its in-house data bases resource and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience)

- Ronald S. Riggins, Managing Director (24)
- William E. Pommerening, Managing Director (10)
- Gregory E. Dunn, Senior Vice President (22)
- James P. Hennessey, Senior Vice President (19)
- James J. Oren, Senior Vice President (17)

Washington Headquarters

Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com